                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                                       Registration No. 33-61669


          Prospectus Supplement to Prospectus dated September 21, 1995.


                               Apache Corporation
                                  Common Stock


         Apache common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA." The last reported sales price of Apache common stock on April 27, 1999 was $26 7/8 per share.

                               -------------------

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -------------------

         This prospectus supplement relates to an effective registration statement under the Securities Act of 1933. Since the registration statement was declared effective, Apache has issued 186,072 shares of its common stock in transactions that were immaterial to Apache. There are 1,163,928 shares of Apache common stock remaining to be issued under the registration statement.

         Attached and made a part of this prospectus supplement are the following documents:

         [X] a draft of a preliminary prospectus supplement for an offering of Apache common stock

         [X] a draft of a preliminary prospectus supplement for an offering of Apache depositary shares

         [X] a draft of a press release from Apache dated April 29, 1999 regarding earnings for the quarter ended March 31, 1999, and

         |X| a draft of a press release from Apache dated April 29, 1999 regarding a property acquisition from Shell and a public offerings of securities.

         We encourage you to read this prospectus supplement, which includes the attached documents, and the prospectus in their entirety before making an investment decision.




                   Prospectus Supplement dated April 28, 1999.

THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE WILL DELIVER TO PURCHASERS OF THESE SECURITIES A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION. DATED APRIL 29, 1999.

            Prospectus Supplement to Prospectus dated April 9, 1999.

                               10,000,000 Shares
                           [APACHE CORPORATION LOGO]

                                  Common Stock

                           -------------------------

     Apache common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA". The last reported sale price of Apache common stock on the New York Stock Exchange Composite Transactions Reporting System on April 27, 1999 was $26.875 per share.

     Consider carefully the risk factors beginning on page S-8 of this prospectus supplement.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share    Total
                                                              ---------   --------
Initial price to public.....................................  $           $
Underwriting discount.......................................  $           $
Proceeds, before expenses, to Apache........................  $           $

     The underwriter may, under certain circumstances, purchase up to an additional 1,500,000 shares from Apache at the initial price to public less the underwriting discount.

                           -------------------------

     The underwriter expects to deliver the shares against payment in New York,
New York on May   , 1999.

                              GOLDMAN, SACHS & CO.

                           -------------------------

                   Prospectus Supplement dated May   , 1999.

                                     [MAP]


Percentages are calculated by combining Apache's December 31, 1998 proved reserves with the proved reserves attributable to the offshore Gulf of Mexico properties anticipated to be acquired in the pending Shell transaction as of March 1, 1999.

Apache also has active exploration programs in Poland and offshore China.

                               OIL AND GAS TERMS

When describing natural gas:         Mcf           =    thousand cubic feet
                                     MMcf          =    million cubic feet
                                     Bcf           =    billion cubic feet
When describing oil:                 bbl           =    barrel
                                     Mbbls         =    thousand barrels
                                     MMbbls        =    million barrels
When comparing natural gas to oil:   6 Mcf of gas  =    1 bbl of oil equivalent
                                     boe           =    barrel of oil equivalent
                                     Mboe          =    thousand barrels of oil equivalent
                                     MMboe         =    million barrels of oil equivalent

                               PROSPECTUS SUMMARY

     This summary highlights selected information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. However, it does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include information about this offering, our business and our financial and operating data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

     In this prospectus supplement and the accompanying prospectus, we refer to Apache Corporation and its subsidiaries as "we", "our" or "Apache" unless the context clearly indicates otherwise.

                                  ABOUT APACHE

     Apache Corporation is a Delaware corporation formed in 1954. We are an independent energy company that explores for, acquires and develops oil and gas reserves and produces natural gas, crude oil, condensate and natural gas liquids.

     In North America, our exploration and production interests are focused on the Gulf of Mexico, the Anadarko Basin, the Permian Basin, the Gulf Coast and the Western Sedimentary Basin of Canada. Outside North America, we have exploration and production interests offshore Western Australia, in Egypt and offshore the Ivory Coast, and exploration interests in Poland and offshore The People's Republic of China.

     In 1998, we achieved our 21st consecutive year of production growth and our 11th consecutive year of oil and gas reserves growth. Our 1998 average daily production was:

- 75.8 Mbbls of crude oil, condensate and natural gas liquids; and
- 590 MMcf of natural gas.

     As of December 31, 1998, our worldwide proved reserves totaled 613 MMboe, including:

- 251 MMbbls of crude oil, condensate and natural gas liquids; and
- 2,172 Bcf of natural gas.

                                    STRATEGY

     Our strategy is to increase oil and gas reserves, production, cash flow and earnings through a balanced growth program that involves:

- exploiting our existing asset base;
- acquiring properties to which we can add incremental value; and
- investing in high-potential exploration prospects.

     EXPLOITING EXISTING ASSET BASE. We seek to maximize the value of our existing asset base by reducing operating costs per unit and increasing the amount of recoverable reserves. In order to achieve these objectives, we rigorously examine operations to cut costs, identify production enhancement initiatives such as workovers and recompletions, and divest marginal and non-strategic properties.

     ACQUIRING PROPERTIES TO WHICH WE CAN ADD INCREMENTAL VALUE. We seek to purchase reserves at attractive prices by generally avoiding auction processes where we are competing against other buyers. Our aim is to follow each acquisition with a cycle of reserve enhancement, property consolidation and cash flow acceleration, facilitating asset growth and debt reduction.

     INVESTING IN HIGH-POTENTIAL EXPLORATION PROSPECTS. We seek to concentrate our exploratory investments in a select number of international areas and to become the dominant operator in those regions. We believe that these investments, although higher-risk, offer the potential for significant reserve additions. Our international investments and exploration activities are a significant component of our long-term growth strategy. They complement our North American operations, which are more development oriented.

     A critical component in implementing our three-pronged growth strategy is maintenance of significant financial flexibility. We are committed to preserving a strong balance sheet and credit position that gives us the foundation required to pursue our growth initiatives.

                              RECENT DEVELOPMENTS

     On April 29, 1999, we signed an agreement with Shell Offshore Inc. and affiliated Shell entities to purchase Shell's interest in 22 producing fields and 16 undeveloped blocks in the Gulf of Mexico. We will operate 18 of the 22 producing fields and will also acquire related production assets and proprietary 3-D seismic data covering over 1,000 blocks in the Gulf of Mexico.

     The purchase agreement will be effective as of March 1, 1999. The purchase price, subject to reduction for production since March 1, 1999 and other adjustments, will be $715 million in cash and 1 million shares of Apache common stock. Shell has agreed not to sell the shares until 90 days after signing of the purchase agreement, or earlier depending upon future circumstances.

     The Shell fields complement our extensive existing offshore Gulf of Mexico production and reserves. The working interests we will acquire from Shell typically exceed 80%. In 32 of the 58 blocks comprising the 22 producing fields, and in all 16 of the undeveloped blocks, we will acquire 100% working interests.

     We estimate that the properties we will acquire in the Shell acquisition had proved reserves as of March 1, 1999 of:

- 69.3 MMbbls of crude oil; and
- 348 Bcf of natural gas.

     Using the conventional equivalence of one barrel of oil to six Mcf of gas, these estimated reserves totaled 127.3 MMboe and were approximately 54% oil and 46% gas. Average daily production from these properties during February 1999 was:

- 24.9 Mbbls of crude oil and natural gas liquids; and
- 125 MMcf of natural gas.

     Multiple pay horizons contribute to the long life of the Shell fields as compared to many other offshore Gulf of Mexico properties. At March 1, 1999, the reserve life of the Shell properties -- total proved reserves divided by prior 12 months' production -- was more than 7 years. These proved reserves were:
- 85% proved developed; and
- 15% proved undeveloped.

     The Shell transaction has been approved by the boards of directors of Apache and Shell and is not subject to financing. We expect that the only remaining conditions under the purchase agreement -- U.S. regulatory approval under the Hart-Scott-Rodino Act and completion of mutually agreeable schedules, exhibits and arrangements with Shell for shared use of two offshore production platforms located in one of the acquired fields -- will be satisfied and that the acquisition will be completed in May 1999. However, we cannot be sure that the transaction will be completed as expected until it is actually consummated. The $715 million cash portion of the purchase price assumes that the other owners of working interests in the Shell properties will not exercise any of their preferential rights to purchase portions of the interests we have agreed to acquire from Shell.

                                  THE OFFERING

     The common stock information set out in this paragraph assumes the issuance of 1 million shares to Shell, as described above under "Recent Developments", and assumes that Goldman, Sachs & Co. does not exercise the option granted by Apache to purchase additional shares of common stock in connection with the offering, as discussed below under "Underwriting".

- Shares offered by Apache............................................10,000,000
-Approximate number of shares
  outstanding after this offering
  and the Shell transaction..........................................108,820,667
- New York Stock Exchange symbol.............................................APA
-Use of proceeds .. Added to working capital and used for general corporate purposes. In particular, we expect to use the net proceeds from this offering and the concurrent ACES offering described below, together with funds available under money market lines of credit and commercial paper facilities, to fund the cash portion of the purchase price in the pending Shell acquisition discussed above under "Recent Developments".

                              CONCURRENT OFFERING

     We are concurrently offering, in a separate public offering pursuant to a separate prospectus, 5,000,000 depositary shares representing Automatically Convertible Equity Securities, Conversion Preferred Stock, Series C, which we will refer to in this prospectus supplement as "ACES". This offering of common stock and the concurrent ACES offering are not conditioned upon each other. This prospectus supplement relates only to the offering of common stock and not to the ACES offering.

                      SUMMARY FINANCIAL AND OPERATING DATA

     We have provided in the tables below our selected financial and operating data. The financial information for each of the years in the five-year period ended December 31, 1998 has been derived from our audited financial statements. The financial information for the three-month periods ended March 31, 1998 and 1999 has been derived from our unaudited financial statements. Our previously reported data for 1994 has been restated to reflect the merger with DEKALB Energy Company in May 1995 under the pooling of interests method of accounting. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                YEAR ENDED DECEMBER 31,
                             --------------------------------------------------------------
                                1994       1995(1)      1996(2)      1997(3)        1998
                             ----------   ----------   ----------   ----------   ----------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues.............  $  592,626   $  750,702   $  977,151   $1,176,273   $  875,715
Net income (loss)..........      45,583       20,207      121,427      154,896     (129,387)
Income (loss) attributable
  to common stock..........      45,583       20,207      121,427      154,896     (131,391)
Net income (loss) per
  common share
  Basic....................         .65          .28         1.42         1.71        (1.34)
  Diluted..................         .65          .28         1.38         1.65        (1.34)
Cash dividends per common
  share(4).................         .28          .28          .28          .28          .28
Net cash provided by
  operating activities.....  $  357,769   $  332,123   $  490,504   $  723,808   $  471,511
BALANCE SHEET DATA (AT YEAR
  END):
Working capital
  (deficit)................  $   (3,203)  $  (22,013)  $  (41,501)  $    4,546   $  (78,804)
Total assets...............   2,036,627    2,681,450    3,432,430    4,138,633    3,996,062
Long-term debt.............     719,033    1,072,076    1,235,706    1,501,380    1,343,258
Shareholders' equity.......  $  891,087   $1,091,805   $1,518,516   $1,729,177   $1,801,833
Common shares outstanding
  at end of year...........      69,666       77,379       90,059       93,305       97,769

(1) Includes the results of the acquisitions of certain oil and gas properties from Texaco Exploration and Production, Inc. and Aquila Energy Resources Corporation after March 1, 1995 and September 1995, respectively, and the sale of a substantial portion of Apache's Rocky Mountain properties in September 1995.

(2) Includes financial data after May 20, 1996 for Apache PHN Company, Inc., formerly known as The Phoenix Resource Companies, Inc.
(3) Includes financial data after November 20, 1997 relating to the acquisition from Mobil Exploration & Producing Australia Pty Ltd of three companies owning interests in certain oil and gas properties and production facilities offshore Western Australia.

(4) No cash dividends were paid on outstanding DEKALB common stock in 1994 and 1995.

                                                              THREE MONTHS ENDED MARCH 31,
                                                              -----------------------------
                                                                  1998            1999
                                                              -------------   -------------
                                                                     (IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues..............................................   $   245,941     $   187,715
Net income (loss)...........................................        17,356          (2,168)
Income (loss) attributable to common stock..................        17,356          (3,588)
Net income (loss) per common share
  Basic.....................................................           .18            (.04)
  Diluted...................................................           .18            (.04)
Cash dividends per common share.............................   $       .07     $       .07
BALANCE SHEET DATA (AT PERIOD END):
Total debt..................................................                   $ 1,547,082
Shareholders' equity........................................                   $ 1,795,581
Common shares outstanding at end of period..................                        97,821

                                           1994       1995       1996       1997        1998
                                         --------   --------   --------   ---------   --------
OPERATING DATA
Proved Reserves at December 31:
  Oil (Mbbls)(1).......................   110,624    170,329    235,294     273,778    251,008
  Natural Gas (Bcf)....................     1,316      1,502      1,625       1,872      2,172
     Total Proved Reserves (Mboe)(2)...   329,983    420,649    506,178     585,748    613,046
  Reserves Outside North America (% of
     Total)............................       3.3%       4.7%      17.8%       27.9%      38.3%
  Reserve Replacement Ratio(3).........     189.7%     267.3%     257.2%      228.0%     142.9%
  Reserve Life (years)(4)..............       7.5        7.8        9.3         9.4        9.6
  Finding and Development Costs per
     boe(2)(5).........................  $   5.95   $   5.30   $   6.09   $    5.75   $   4.98
Average Daily Production:
  Oil (Mbbls/day)(1)...................        40         52         55          69         76
  Natural Gas (MMcf/day)...............       483        577        561         609        590
     Total Production (Mboe/day)(2)....       120        148        149         170        174
Average Production Costs per boe(2)....  $   2.85   $   3.34   $   3.43   $    3.07   $   2.88

(1) Includes crude oil, condensate and natural gas liquids.

(2) 6 Mcf of natural gas = 1 boe.

(3) Total reserve additions for the year, including revisions and net of property sales, divided by annual production.

(4) Total proved reserves at year end divided by annual production.

(5) Total capitalized costs incurred for the year, excluding capitalized interest and property sales, divided by total reserve additions for the year, including revisions.

                              CAUTIONARY STATEMENT
                      REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements.

     We typically use words such as "expect", "anticipate", "estimate", "intend", "plan" and "believe" to identify our forward-looking statements.

     Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

- the market prices of oil and gas;
- economic and competitive conditions;
- inflation rates;
- legislative and regulatory changes;
- financial market conditions;
- political and economic uncertainties of foreign governments; and
- future business decisions.

Some of these factors are discussed under "Risk Factors" beginning on page S-8 of this prospectus supplement.

     In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     In considering whether to purchase the shares of Apache common stock, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Cautionary Statement Regarding Forward-Looking Statements" on page S-7 of this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                        RISK FACTORS RELATING TO APACHE

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL AND GAS PRICES WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     A substantial or extended decline in oil and gas prices would have a material adverse effect on our financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile. This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving our oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

OUR ABILITY TO SELL OUR OIL AND GAS PRODUCTION COULD BE MATERIALLY HARMED IF WE FAIL TO OBTAIN ADEQUATE SERVICES SUCH AS TRANSPORTATION AND PROCESSING.

     The sale of our oil and gas production depends on a number of factors beyond our control, including the availability and capacity of transportation and processing facilities. Our failure to obtain such services on acceptable terms could materially harm our business.

WE HAVE RECORDED WRITE-DOWNS BECAUSE OF FULL COST ACCOUNTING RULES AND MAY BE REQUIRED TO DO SO AGAIN IN THE FUTURE.

     Under the full cost accounting rules of the Securities and Exchange Commission, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis. Under these rules, capitalized costs of proved oil and gas properties -- net of accumulated depreciation, depletion and amortization, and deferred income taxes -- may not exceed the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects.

     These rules generally require pricing future oil and gas production at the unescalated oil and gas prices in effect at the end of each fiscal quarter. They also require a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time. We recorded a $243.2 million pre-tax -- $158.1 million after-tax -- non-cash write-down of the carrying value of our U.S. proved oil and gas properties as of December 31, 1998, due to these ceiling test limitations.

     If oil and gas prices again fall to the prices we realized at the end of 1998, it is likely that additional write-downs will occur in 1999. Write-downs required by these rules do not impact cash flow from operating activities.

THE OIL AND GAS RESERVES DATA WE REPORT ARE ONLY ESTIMATES AND MAY PROVE TO BE INACCURATE.

     There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves of any category and in projecting future rates of production and timing of development expenditures, which underlie the reserve estimates, including many factors beyond our control. Reserve data represent only estimates. In addition, the estimates of future net cash flows from our proved reserves and their present value are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in the actual quantity of our reserves and future net cash flows from them being materially different from the estimates. In addition, our estimated reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as reserves are produced. Future oil and gas production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves.

THE PENDING SHELL TRANSACTION MIGHT NOT BE CONSUMMATED AS EXPECTED.

     Under the purchase agreement, there are only two remaining conditions to the obligations of the parties to complete the pending Shell transaction:

- U.S. regulatory approval under the Hart-Scott-Rodino Act; and

- completion of mutually agreeable schedules, exhibits and arrangements with Shell for shared use of two offshore production platforms located in one of the acquired fields.

We expect that these conditions will be satisfied and the transaction will be completed in May 1999. However, we cannot be sure that the transaction will be completed as expected until it is actually consummated.

     Other owners of working interests in the Shell properties have preferential rights to purchase portions of the interests we expect to acquire from Shell. Although we do not expect that all of these preferential rights will be exercised, properties valued at approximately 35% of the total purchase price are subject to the rights. To the extent that these rights are exercised, the properties we acquire and the cash portion of the purchase price we pay will both be reduced.

WE INCUR SUBSTANTIAL COSTS TO COMPLY WITH GOVERNMENT REGULATIONS, ESPECIALLY REGULATIONS RELATING TO ENVIRONMENTAL PROTECTION, AND COULD INCUR EVEN GREATER COSTS IN THE FUTURE.

     Our exploration, production and marketing operations are regulated extensively at the federal, state and local levels, as well as by other countries in which we do business. We have made and will continue to make large expenditures in our efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs.

     Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect our operations and limit the quantity of hydrocarbons we may produce and sell. In addition, at the U.S. federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

     As an owner or lessee and operator of oil and gas properties, we are subject to various federal, state, local and foreign regulations relating to discharge of materials into, and protection of, the environment. These regulations may, among other things, impose liability on us for the cost of pollution clean-up resulting from operations, subject us to liability for pollution damages, and require suspension or cessation of operations in affected areas. Changes in or additions to regulations regarding the protection of the environment could hurt our business.

OUR BUSINESS COULD BE HARMED BY COMPETITION WITH OTHER COMPANIES.

     The oil and gas industry is highly competitive. Our business could be harmed by competition with other companies. Because oil and gas are fungible commodities, our principal form of competition is price competition. We strive to maintain the lowest finding and production costs possible to maximize profits. In addition, as an independent oil and gas company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which we may seek new entry.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Exploration for and production of oil and natural gas can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. We maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. However, our insurance does not protect us against all operational risks.

OUR HEDGING ACTIVITIES MAY PREVENT US FROM BENEFITING FROM PRICE INCREASES AND MAY EXPOSE US TO OTHER RISKS.

     To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, we are subject to risks associated with differences in prices at different locations, particularly where transportation constraints restrict our ability to deliver oil and gas volumes to the delivery point to which the hedging transaction is indexed.

WHEN WE ACQUIRE OIL AND GAS PROPERTIES, OUR FAILURE TO FULLY IDENTIFY POTENTIAL PROBLEMS, TO PROPERLY ESTIMATE RESERVES OR PRODUCTION RATES OR COSTS, OR TO EFFECTIVELY INTEGRATE THE ACQUIRED OPERATIONS COULD SERIOUSLY HARM US.

     We from time to time acquire oil and gas properties. When we do so, our failure to fully identify potential problems, to properly estimate reserves or production rates or costs, or to effectively integrate the acquired operations could seriously harm us. Although we perform reviews of acquired properties that we believe are consistent with industry practices, we do not review in depth every individual property involved in each acquisition. Ordinarily we focus on higher-value properties and sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

     Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties. Actual results may vary substantially from those assumed in the estimates. In addition, acquisitions may have adverse effects on our operating results, particularly during the periods in which the operations of acquired businesses are being integrated into our ongoing operations.

OUR NON-U.S. OPERATIONS, ESPECIALLY IN DEVELOPING COUNTRIES, ARE SUBJECT TO INCREASED RISKS AND UNCERTAINTIES.

     Our non-U.S. oil and natural gas exploration, development and production activities are subject to:

- political and economic uncertainties, including, among others, changes, sometimes frequent or marked, in governmental energy policies or the personnel administering them;

- expropriation of property;

- cancellation or modification of contract rights;

- foreign exchange restrictions;

- currency fluctuations;

- risks of loss due to civil strife, acts of war, guerrilla activities and insurrection;

- royalty and tax increases; and

- other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted.

These risks may be higher in the developing countries in which we conduct these activities. Consequently, our non-U.S. exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of the courts in the United States, which could adversely affect the outcome of the dispute.

A DECLINE IN THE CONDITION OF OUR CAPITAL MARKETS OR A SUBSTANTIAL RISE IN INTEREST RATES COULD HARM US.

     If the condition of the capital markets utilized by us to finance our operations materially declines, we might not be able to finance our operations on terms we consider acceptable. In addition, a substantial rise in interest rates would decrease our net cash flows.

ADVERSE CHANGES IN THE EXCHANGE RATES WITH SOME FOREIGN CURRENCIES, ESPECIALLY A DECREASE IN VALUE IN THE AUSTRALIAN OR CANADIAN DOLLARS RELATIVE TO THE U.S. DOLLAR, COULD HARM US.

     Our cash flow stream relating to certain international operations is based on the U.S. dollar equivalent of cash flows measured in foreign currencies. Australian gas production is sold under fixed-price Australian dollar contracts and over half the costs incurred are paid in Australian dollars. Revenue and disbursement transactions denominated in Australian dollars are converted to U.S. dollar equivalents based on the exchange rate on the transaction date. Reported cash flow relating to Canadian operations is based on cash flows measured in Canadian dollars converted to the U.S. dollar equivalent based on the average of the Canadian and U.S. dollar exchange rates for the period reported. Substantially all of our international transactions, outside of Canada and Australia, are denominated in U.S. dollars.

     Our Canadian and Australian subsidiaries have net financial obligations that are denominated in a currency other than the functional reporting currency of the subsidiaries. A decrease in value of 10% in the Australian and Canadian dollars relative to the U.S. dollar from the March 31, 1999 exchange rates would result in a foreign currency loss of approximately $1.6 million, based on March 31, 1999 amounts.

OUR COMPUTER SYSTEMS AND THOSE OF THIRD PARTIES MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY CAUSE SYSTEM FAILURES AND DISRUPTIONS IN OPERATIONS.

     The inability of some computer programs and embedded computer chips to distinguish between the year 1900 and the year 2000 poses a serious threat of business disruption to any organization that utilizes computer technology and computer chip technology in their business systems or equipment. We have formed a Year 2000 Task Force with representation from major business units to inventory and assess the risk associated with hardware, software, telecommunications systems, office equipment, embedded chip controls and systems, process control systems, facility control systems and dependencies on external trading partners.

     We presently believe that, with conversions to new software and completion of efforts planned by the Year 2000 Task Force, the risk associated with year 2000 will be significantly reduced. However, we are unable to assure that the consequences of year 2000 failures of systems maintained by us or by third parties will not materially adversely impact our results of operations, liquidity or financial condition.

                                USE OF PROCEEDS

     We expect the net proceeds from this offering of common stock to be
approximately $     million, after deducting discounts to the underwriter and
estimated expenses of the offering that we will pay. We will add the net proceeds to working capital and use them for general corporate purposes. In particular, we expect to use the net proceeds from this offering and the concurrent ACES offering, together with funds available under money market lines of credit and commercial paper facilities, to fund the cash portion of the purchase price in the pending Shell acquisition.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1999:

- our actual capitalization;

- our as-adjusted capitalization showing the effects of our receipt of the estimated net proceeds from the sale of the shares we are selling in this offering; and

- our pro forma as-adjusted capitalization showing the effects of

     - our receipt of the estimated net proceeds from the sale of the shares we are selling in this offering;

     - our receipt of the estimated net proceeds from the sale of the depository shares we are selling in the separate, concurrent ACES offering; and

     - our issuance of the 1 million shares of common stock and payment of an assumed $715 million to complete the pending Shell transaction.

     The as-adjusted capitalization and the pro forma as-adjusted capitalization assume that the underwriter does not exercise the options granted by Apache to purchase additional shares in connection with the offerings.

                                                                MARCH 31, 1999
                                                    --------------------------------------
                                                                                PRO FORMA
                                                      ACTUAL     AS ADJUSTED   AS ADJUSTED
                                                    ----------   -----------   -----------
                                                                (IN THOUSANDS)

TOTAL DEBT:
  Apache:
     7.95% notes due 2026.........................  $  178,549   $  178,549    $  178,549
     7.625% debentures due 2096...................     149,175      149,175       149,175
     7.375% debentures due 2047...................     147,988      147,988       147,988
     9.25% notes due 2002.........................      99,851       99,851        99,851
     7.7% notes due 2026..........................      99,643       99,643        99,643
     7.0% notes due 2018..........................     148,256      148,256       148,256
     Money market lines of credit and commercial
       paper......................................     237,434
  Subsidiary and other obligations:
     Global credit facility -- Australia..........      62,000       62,000        62,000
     Global credit facility -- Canada.............       5,000        5,000         5,000
     Apache Finance 6.5% notes due 2007...........     168,840      168,840       168,840
     Apache Finance 7% notes due 2009.............      99,341       99,341        99,341
     Revolving credit facility -- Egypt...........     121,780      121,780       121,780
     DEKALB 9.875% notes due 2000.................      29,225       29,225        29,225
                                                    ----------   ----------    ----------
  Total debt......................................   1,547,082
SHAREHOLDERS' EQUITY:
     Series B preferred stock.....................      98,386
     Series C conversion preferred stock..........
     Common stock.................................     124,793
     Paid-in capital..............................   1,246,380
     Retained earnings............................     392,662      392,662       392,662
     Treasury stock...............................     (36,790)     (36,790)      (36,790)
     Accumulated other comprehensive income.......     (29,850)     (29,850)      (29,850)
                                                    ----------   ----------    ----------
  Total shareholders' equity......................   1,795,581
                                                    ----------   ----------    ----------
TOTAL CAPITALIZATION..............................  $3,342,663   $             $
                                                    ==========   ==========    ==========

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA". The table below provides information regarding Apache common stock for 1997 and 1998. Prices shown are from the New York Stock Exchange Composite Transactions Reporting System.

                                                        1997                                   1998
                                          --------------------------------       --------------------------------
                                             PRICE RANGE                            PRICE RANGE
                                          ------------------     DIVIDENDS       ------------------     DIVIDENDS
                                            HIGH        LOW      PER SHARE         HIGH        LOW      PER SHARE
                                           ------     ------     ---------        ------     ------     ---------
First Quarter...........................  $39 3/8    $31 1/4       $.07           $38 3/4    $31 3/16     $.07
Second Quarter..........................   35 5/8     30 1/8       $.07            38 1/8     30 3/8      $.07
Third Quarter...........................   42 7/8     32 1/16      $.07            32 3/8     22 1/2      $.07
Fourth Quarter..........................   45 1/16    32 11/16     $.07            29 5/16    21 3/8      $.07

     For the first quarter of 1999, the high closing price for our common stock was $28 1/4, the low closing price was $18 1/8, and we paid dividends per share of $.07. The closing price per share of Apache common stock, as reported on the New York Stock Exchange Composite Transactions Reporting System for April 27, 1999, was $26 7/8. At March 31, 1999, there were 97,820,667 shares of Apache common stock outstanding, held by approximately 10,000 shareholders of record and 45,000 beneficial owners.

                                DIVIDEND POLICY

     We have paid cash dividends on Apache common stock for 129 consecutive quarters through March 31, 1999. Since January 1983, we have paid an annual common stock dividend of $.28 per share. We expect to continue the payment of dividends at that level. However, future dividend payments will depend upon our level of earnings, financial requirements and other relevant factors.

     In December 1995, we declared a dividend of one preferred stock purchase right for each share of Apache common stock outstanding on January 31, 1996 or issued after that date. These rights are more fully described on pages 6 and 7 of the accompanying prospectus.

                             VALIDITY OF SECURITIES

     The validity of the shares of common stock we are offering will be passed upon for Apache by its Vice President and General Counsel, Z. S. Kobiashvili, and for Goldman, Sachs & Co. by Brown & Wood LLP, New York, New York. As of the date of this prospectus supplement, Mr. Kobiashvili owns 2,073 shares of Apache common stock through Apache's 401(k) savings plan, holds employee stock options to purchase 45,700 shares of Apache common stock, of which options to purchase 21,200 shares are currently exercisable, and holds a conditional grant under Apache's 1996 Share Price Appreciation Plan relating to 18,900 shares of Apache common stock, none of which is vested.

     Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas, our outside legal counsel, and Mr. Kobiashvili will issue opinions about some legal matters in connection with the offering. Brown & Wood LLP, will issue an opinion about some legal matters in connection with the offering for Goldman, Sachs & Co.

                                    EXPERTS

     The audited consolidated financial statements of Apache Corporation incorporated by reference into this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The information incorporated by reference into this prospectus supplement regarding the total proved reserves of Apache was prepared by Apache and reviewed by Ryder Scott Company Petroleum Engineers, as stated in their letter reports, and is incorporated by reference in reliance upon the authority of said firm as experts in such matters. The information incorporated by reference into this prospectus supplement regarding the total estimated proved reserves acquired from Texaco Exploration and Production Inc. was prepared by Apache and reviewed by Ryder Scott, as stated in their letter reports, and is incorporated by reference in reliance upon the authority of that firm as experts in these matters. The information incorporated by reference into this prospectus supplement regarding the total proved reserves of DEKALB was prepared by DEKALB and for the four years ended December 31, 1994 was reviewed by Ryder Scott, as stated in their letter reports with respect thereto, and is incorporated by reference in reliance upon the authority of that firm as experts in these matters.

     A portion of the information incorporated by reference in this prospectus supplement regarding the total proved reserves of Aquila Energy Resources Corporation acquired by Apache was prepared by Netherland, Sewell & Associates, Inc. as of December 31, 1994, as stated in their letter report, and is incorporated by reference in reliance upon the authority of that firm as experts in those matters. Netherland, Sewell did not review any of the reserves of Aquila acquired during 1995.

                                  UNDERWRITING

     Apache and Goldman, Sachs & Co. ("Goldman Sachs") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman Sachs has agreed to purchase 10,000,000 shares of common stock.

     If Goldman Sachs sells more shares than the total number being offered, Goldman Sachs has an option to buy up to an additional 1,500,000 shares from Apache to cover those sales. Goldman Sachs may exercise that option for 30 days.

     The following table shows the per share and total underwriting discounts and commissions to be paid to Goldman Sachs by Apache. The amounts are shown assuming both no exercise and full exercise of Goldman Sachs' option to purchase additional shares.

                             Paid by Apache
                       ---------------------------
                       No Exercise   Full Exercise
                       -----------   -------------
Per Share............    $              $
Total................    $              $

     Shares sold by Goldman Sachs to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by Goldman Sachs to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Those securities dealers may resell any shares purchased from Goldman Sachs to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, Goldman Sachs may change the offering price and the other selling terms.

     Apache and the directors and executive officers of Apache have agreed with Goldman Sachs not to offer, sell, contract to sell or otherwise dispose of or hedge any shares of Apache common stock or securities convertible into or exchangeable for shares of Apache common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman Sachs. This agreement does not apply to any existing employee benefit plans or to Apache's dividend reinvestment plan.

     In connection with the offering, Goldman Sachs may purchase and sell shares of Apache common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of shares than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of Apache common stock while the offering is in progress.

     These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of Apache common stock. As a result, the price of Apache common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected on the New York Stock Exchange, the Chicago Stock Exchange, in the over-the-counter market or otherwise.

     Apache estimates that its total expenses of the offering of common stock, excluding underwriting discounts and commissions, will be approximately
$          .

     Apache has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman Sachs in the past has performed investment banking and other financial services for Apache and has received compensation for these services. Goldman Sachs or its affiliates may in the future provide investment banking and other financial services to Apache or its affiliates for which it will receive compensation.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and accompanying prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                      Page
                                      -----
           Prospectus Supplement
Oil and Gas Terms...................    S-2
Prospectus Summary..................    S-3
Risk Factors........................    S-9
Use of Proceeds.....................   S-13
Capitalization......................   S-14
Price Range of Common Stock.........   S-15
Dividend Policy.....................   S-15
Validity of Securities..............   S-16
Experts.............................   S-16
Underwriting........................    U-1

                Prospectus
About This Prospectus...............      1
Where You Can Find More
  Information.......................      1
Apache Corporation..................      2
Ratios of Earnings to Fixed Charges
  and Ratios of Earnings to Combined
  Fixed Charges and Preferred Stock
  Dividends.........................      2
Use of Proceeds.....................      3
The Securities We May Offer.........      3
Description of Capital Stock........      4
Description of Depositary Shares....      9
Description of Debt Securities......     12
Book-Entry Securities...............     24
Plan of Distribution................     26
Legal Matters.......................     27
Experts.............................     27

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                               10,000,000 Shares

                           [APACHE CORPORATION LOGO]

                                  Common Stock
                             ----------------------
                             PROSPECTUS SUPPLEMENT
                             ----------------------

                              GOLDMAN, SACHS & CO.

------------------------------------------------------
------------------------------------------------------

THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE WILL DELIVER TO PURCHASERS OF THESE SECURITIES A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION. DATED APRIL 29, 1999.

            Prospectus Supplement to Prospectus dated April 9, 1999.

                                5,000,000 Shares
                           [APACHE CORPORATION LOGO]

                        $              Depositary Shares

Each depositary share represents 1/50th of a share of Automatically Convertible
            Equity Securities, Conversion Preferred Stock, Series C
                           -------------------------

     Apache will pay annual dividends on each depositary share in the amount of
$          , which is based on the $          annual dividend rate for each
share of conversion preferred stock. Dividends will be cumulative from the date of issuance and will be paid after every quarter. The first dividend payment will be made on July 30, 1999.

     On May   , 2002, each depositary share will automatically convert, subject to adjustments described in this prospectus supplement, into not more than one
share and not less than           of a share of Apache common stock, depending
on the Current Market Price of Apache common stock. At any time prior to May   ,
2002, holders may elect to convert each of their depositary shares, subject to
adjustments described in this prospectus supplement, into      of a share of
Apache common stock.

     Prior to this offering, there has been no public market for the depositary shares. Apache has applied to list the depositary shares on the New York Stock
Exchange under the symbol "          ". Apache common stock is listed on the New
York Stock Exchange and the Chicago Stock Exchange under the symbol "APA". On April 27, 1999, the last reported sale price of Apache common stock on the New York Stock Exchange Composite Transactions Reporting System was $26.875 per share.

     Consider carefully the "risk factors" beginning on page S-10 of this prospectus supplement.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                          Per Depositary Share      Total
                                                          --------------------   -----------
Initial price to public.................................               $         $
Underwriting discount...................................  $                      $
Proceeds, before expenses, to Apache....................  $                      $

     The underwriter may, under certain circumstances, purchase up to an additional 750,000 depositary shares from Apache at the initial price to public less the underwriting discount.

                           -------------------------

     The underwriter expects to deliver the depositary shares against payment in
New York, New York on May   , 1999.

                              GOLDMAN, SACHS & CO.
                           -------------------------
                   Prospectus Supplement dated May   , 1999.

                                     [MAP]


Percentages are calculated by combining Apache's December 31, 1998 proved reserves with the proved reserves attributable to the offshore Gulf of Mexico properties anticipated to be acquired in the pending Shell transaction as of March 1, 1999.

Apache also has active exploration programs in Poland and offshore China.

                               OIL AND GAS TERMS

When describing natural gas:         Mcf           =    thousand cubic feet
                                     MMcf          =    million cubic feet
                                     Bcf           =    billion cubic feet
When describing oil:                 bbl           =    barrel
                                     Mbbls         =    thousand barrels
                                     MMbbls        =    million barrels
When comparing natural gas to oil:   6 Mcf of gas  =    1 bbl of oil equivalent
                                     boe           =    barrel of oil equivalent
                                     Mboe          =    thousand barrels of oil equivalent
                                     MMboe         =    million barrels of oil equivalent

                               PROSPECTUS SUMMARY

     This summary highlights selected information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. However, it does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include information about this offering, our business and our financial and operating data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

     In this prospectus supplement and the accompanying prospectus, we refer to Apache Corporation and its subsidiaries as "we", "our" or "Apache" unless the context clearly indicates otherwise.

                                  ABOUT APACHE

     Apache Corporation is a Delaware corporation formed in 1954. We are an independent energy company that explores for, acquires and develops oil and gas reserves and produces natural gas, crude oil, condensate and natural gas liquids.

     In North America, our exploration and production interests are focused on the Gulf of Mexico, the Anadarko Basin, the Permian Basin, the Gulf Coast and the Western Sedimentary Basin of Canada. Outside North America, we have exploration and production interests offshore Western Australia, in Egypt and offshore the Ivory Coast, and exploration interests in Poland and offshore The People's Republic of China.

     In 1998, we achieved our 21st consecutive year of production growth and our 11th consecutive year of oil and gas reserves growth. Our 1998 average daily production was:

- 75.8 Mbbls of crude oil, condensate and natural gas liquids; and
- 590 MMcf of natural gas.

     As of December 31, 1998, our worldwide proved reserves totaled 613 MMboe, including:

- 251 MMbbls of crude oil, condensate and natural gas liquids; and
- 2,172 Bcf of natural gas.

                                    STRATEGY

     Our strategy is to increase oil and gas reserves, production, cash flow and earnings through a balanced growth program that involves:
- exploiting our existing asset base;
- acquiring properties to which we can add incremental value; and
- investing in high-potential exploration prospects.

     EXPLOITING EXISTING ASSET BASE. We seek to maximize the value of our existing asset base by reducing operating costs per unit and increasing the amount of recoverable reserves. In order to achieve these objectives, we rigorously examine operations to cut costs, identify production enhancement initiatives such as workovers and recompletions, and divest marginal and non-strategic properties.

     ACQUIRING PROPERTIES TO WHICH WE CAN ADD INCREMENTAL VALUE. We seek to purchase reserves at attractive prices by generally avoiding auction processes where we are competing against other buyers. Our aim is to follow each acquisition with a cycle of reserve enhancement, property consolidation and cash flow acceleration, facilitating asset growth and debt reduction.

     INVESTING IN HIGH-POTENTIAL EXPLORATION PROSPECTS. We seek to concentrate our exploratory investments in a select number of international areas and to become the dominant operator in those regions. We believe that these investments, although higher-risk, offer the potential for significant reserve additions. Our international investments and exploration activities are a significant component of our long-term growth strategy. They complement our North American operations, which are more development oriented.

     A critical component in implementing our three-pronged growth strategy is maintenance of significant financial flexibility. We are committed to preserving a strong balance sheet and credit position that gives us the foundation required to pursue our growth initiatives.

                              RECENT DEVELOPMENTS

     On April 29, 1999, we signed an agreement with Shell Offshore Inc. and affiliated Shell entities to purchase Shell's interest in 22 producing fields and 16 undeveloped blocks in the Gulf of Mexico. We will operate 18 of the 22 producing fields and will also acquire related production assets and proprietary 3-D seismic data covering over 1,000 blocks in the Gulf of Mexico.

     The purchase agreement will be effective as of March 1, 1999. The purchase price, subject to reduction for production since March 1, 1999 and other adjustments, will be $715 million in cash and 1 million shares of Apache common stock. Shell has agreed not to sell the shares until 90 days after signing of the purchase agreement, or earlier depending upon future circumstances.

     The Shell fields complement our extensive existing offshore Gulf of Mexico production and reserves. The working interests we will acquire from Shell typically exceed 80%. In 32 of the 58 blocks comprising the 22 producing fields, and in all 16 of the undeveloped blocks, we will acquire 100% working interests.

     We estimate that the properties we will acquire in the Shell acquisition had proved reserves as of March 1, 1999 of:

- 69.3 MMbbls of crude oil; and
- 348 Bcf of natural gas.

     Using the conventional equivalence of one barrel of oil to six Mcf of gas, these estimated reserves totaled 127.3 MMboe and were approximately 54% oil and 46% gas.

Average daily production from these properties during February 1999 was:

- 24.9 Mbbls of crude oil and natural gas liquids; and
- 125 MMcf of natural gas.

     Multiple pay horizons contribute to the long life of the Shell fields as compared to many other offshore Gulf of Mexico properties. At March 1, 1999, the reserve life of the Shell properties -- total proved reserves divided by prior 12 months' production -- was more than 7 years. These proved reserves were:

- 85% proved developed; and
- 15% proved undeveloped.

     The Shell transaction has been approved by the boards of directors of Apache and Shell and is not subject to financing. We expect that the only remaining conditions under the purchase agreement -- U.S. regulatory approval under the Hart-Scott-Rodino Act and completion of mutually agreeable schedules, exhibits and arrangements with Shell for shared use of two offshore production platforms located in one of the acquired fields -- will be satisfied and that the acquisition will be completed in May 1999. However, we cannot be sure that the transaction will be completed as expected until it is actually consummated. The $715 million cash portion of the purchase price assumes that the other owners of working interests in the Shell properties will not exercise any of their preferential rights to purchase portions of the interests we have agreed to acquire from Shell.

                                  THE OFFERING

                             DEPOSITARY SHARES AND
                           CONVERSION PREFERRED STOCK

     TITLE. $          Depositary Shares, each representing 1/50th of a share of
Automatically Convertible Equity Securities, Conversion Preferred Stock, Series
C.

     SECURITIES OFFERED. 5,000,000 depositary shares.

     INITIAL PRICE. $     for each depositary share based on $     for each
share of conversion preferred stock. $     is the last reported sale price of
Apache common stock on the New York Stock Exchange on the date of this prospectus supplement.

     DIVIDEND PAYMENT DATES. The last business day of each January, April, July and October, starting July 30, 1999.

     DIVIDEND RATE. $     for each depositary share per year based on $     for
each share of conversion preferred stock per year.

     MANDATORY CONVERSION DATE. May  , 2002.

     MANDATORY CONVERSION. On May , 2002, each depositary share will automatically convert into shares of Apache common stock, based on the Exchange Rate for 1/50th of a share of conversion preferred stock.

     EXCHANGE RATE. The Exchange Rate for each depositary share, based on the Exchange Rate for each share of conversion preferred stock, will be not more
than one share and not less than           shares of Apache common stock,
depending on the Current Market Value.

     The Exchange Rate is subject to adjustments as described under "Description of Conversion Preferred Stock -- Conversion Adjustments" and "-- Adjustments for Certain Consolidations or Mergers" on page S-22 of this prospectus supplement.

     The Current Market Value is the average trading price of Apache common stock during the 20 Trading Days ending on the Trading Day before May , 2002. It will be calculated as described under "Description of Conversion Preferred Stock -- Automatic Conversion of Conversion Preferred Stock".

     The following table illustrates the applicable Exchange Rate and approximate market value of Apache common stock receivable upon conversion of the depositary shares at specified assumed Current Market Values:

                                    VALUE OF SHARES
                                    OF COMMON STOCK
                                      RECEIVED PER
                                       DEPOSITARY
   IF THE CURRENT      EXCHANGE        SHARE UPON
   MARKET VALUE IS       RATE         CONVERSION*
---------------------  --------   --------------------
$    per share (that              $    (that is,   %
  is, 150% of Initial             of Initial Price)
  Price)
$    per share (that              $    (that is, 100%
  is, Threshold                   of Initial Price)
  Price)
$    per share (that              $    (that is, 100%
  is,  1/2 way                    of Initial Price)
  between Initial
  Price and Threshold
  Price)
$    per share (that              $    (that is, 100%
  is, Initial Price)              of Initial Price)
$    per share (that              $    (that is, 50%
  is, 50% of Initial              of Initial Price)
  Price)

---------------

* Assumes that the Current Market Value accurately reflects fair market value on
May   , 2002.

     LIQUIDATION PREFERENCE.  $          for each depositary share based on
$          for each share of conversion preferred stock, plus accrued and unpaid dividends.

     OPTIONAL CONVERSION.  At any time prior to May  , 2002, you may elect to
convert each of your depositary shares into   of a share of Apache common stock.
This conversion rate is subject to adjustment as described below under "Description of Conversion Preferred Stock -- Conversion Adjustments" and
"-- Adjustment for Certain Consolidations or Mergers" on page S-22 of this prospectus supplement.

                                USE OF PROCEEDS

     The net proceeds of this offering will be added to working capital and used for general corporate purposes. In particular, we expect to use the net proceeds from this offering and the concurrent common stock offering described below, together with funds available under money market lines of credit and commercial paper facilities, to fund the cash portion of the purchase price in the pending Shell acquisition discussed above under "Recent Developments".

                                    LISTING

     Apache has applied to list the depositary shares on the New York Stock
Exchange under the symbol "          ".

                       FEDERAL INCOME TAX CONSIDERATIONS

     Dividends paid on the conversion preferred stock will be taxable as ordinary income to the extent of Apache's current or accumulated earnings and profits. As a general rule, no gain or loss will be recognized by a holder on the conversion of conversion preferred stock into shares of Apache common stock.

                              CONCURRENT OFFERING

     We are concurrently offering 10,000,000 shares of Apache common stock in a separate public offering pursuant to a separate prospectus. This offering of depositary shares and the concurrent common stock offering are not conditioned upon each other. This prospectus supplement relates only to the offering of depositary shares and not to the offering of common stock.

                      SUMMARY FINANCIAL AND OPERATING DATA

     We have provided in the tables below our selected financial and operating data. The financial information for each of the years in the five-year period ended December 31, 1998 has been derived from our audited financial statements. The financial information for the three-month periods ended March 31, 1998 and 1999 has been derived from our unaudited financial statements. Our previously reported data for 1994 has been restated to reflect the merger with DEKALB Energy Company in May 1995 under the pooling of interests method of accounting. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                YEAR ENDED DECEMBER 31,
                             --------------------------------------------------------------
                                1994       1995(1)      1996(2)      1997(3)        1998
                             ----------   ----------   ----------   ----------   ----------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues.............  $  592,626   $  750,702   $  977,151   $1,176,273   $  875,715
Net income (loss)..........      45,583       20,207      121,427      154,896     (129,387)
Income (loss) attributable
  to common stock..........      45,583       20,207      121,427      154,896     (131,391)
Net income (loss) per
  common share
  Basic....................         .65          .28         1.42         1.71        (1.34)
  Diluted..................         .65          .28         1.38         1.65        (1.34)
Cash dividends per common
  share(4).................         .28          .28          .28          .28          .28
Net cash provided by
  operating activities.....  $  357,769   $  332,123   $  490,504   $  723,808   $  471,511
BALANCE SHEET DATA (AT YEAR
  END):
Working capital
  (deficit)................  $   (3,203)  $  (22,013)  $  (41,501)  $    4,546   $  (78,804)
Total assets...............   2,036,627    2,681,450    3,432,430    4,138,633    3,996,062
Long-term debt.............     719,033    1,072,076    1,235,706    1,501,380    1,343,258
Shareholders' equity.......  $  891,087   $1,091,805   $1,518,516   $1,729,177   $1,801,833
Common shares outstanding
  at end of year...........      69,666       77,379       90,059       93,305       97,769

(1) Includes the results of the acquisitions of certain oil and gas properties from Texaco Exploration and Production, Inc. and Aquila Energy Resources Corporation after March 1, 1995 and September 1995, respectively, and the sale of a substantial portion of Apache's Rocky Mountain properties in September 1995.

(2) Includes financial data after May 20, 1996 for Apache PHN Company, Inc., formerly known as The Phoenix Resource Companies, Inc.
(3) Includes financial data after November 20, 1997 relating to the acquisition from Mobil Exploration & Producing Australia Pty Ltd of three companies owning interests in certain oil and gas properties and production facilities offshore Western Australia.

(4) No cash dividends were paid on outstanding DEKALB common stock in 1994 and 1995.

                                                               THREE MONTHS ENDED MARCH 31,
                                                              -------------------------------
                                                                   1998             1999
                                                              --------------   --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
INCOME STATEMENT DATA:
Total revenues..............................................   $   245,941      $   187,715
Net income (loss)...........................................        17,356           (2,168)
Income (loss) attributable to common stock..................        17,356           (3,588)
Net income (loss) per common share
  Basic.....................................................           .18             (.04)
  Diluted...................................................           .18             (.04)
Cash dividends per common share.............................   $       .07      $       .07
BALANCE SHEET DATA (AT PERIOD END):
Total debt..................................................                    $ 1,547,082
Shareholders' equity........................................                    $ 1,795,581
Common shares outstanding at end of period..................                         97,821

                                         1994       1995       1996       1997       1998
                                       --------   --------   --------   --------   --------
OPERATING DATA
Proved Reserves at December 31:
  Oil (Mbbls)(1).....................   110,624    170,329    235,294    273,778    251,008
  Natural Gas (Bcf)..................     1,316      1,502      1,625      1,872      2,172
     Total Proved Reserves
       (Mboe)(2).....................   329,983    420,649    506,178    585,748    613,046
  Reserves Outside North America (%
     of Total).......................       3.3%       4.7%      17.8%      27.9%      38.3%
  Reserve Replacement Ratio(3).......     189.7%     267.3%     257.2%     228.0%     142.9%
  Reserve Life (years)(4)............       7.5        7.8        9.3        9.4        9.6
  Finding and Development Costs per
     boe(2)(5).......................  $   5.95   $   5.30   $   6.09   $   5.75   $   4.98
Average Daily Production:
  Oil (Mbbls/day)(1).................        40         52         55         69         76
  Natural Gas (MMcf/day).............       483        577        561        609        590
     Total Production (Mboe/day)(2)..       120        148        149        170        174
Average Production Costs per
  boe(2).............................  $   2.85   $   3.34   $   3.43   $   3.07   $   2.88

(1) Includes crude oil, condensate and natural gas liquids.

(2) 6 Mcf of natural gas = 1 boe.

(3) Total reserve additions for the year, including revisions and net of property sales, divided by annual production.

(4) Total proved reserves at year end divided by annual production.

(5) Total capitalized costs incurred for the year, excluding capitalized interest and property sales, divided by total reserve additions for the year, including revisions.

                              CAUTIONARY STATEMENT
                      REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements.

     We typically use words such as "expect", "anticipate", "estimate", "intend", "plan" and "believe" to identify our forward-looking statements.

     Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

- the market prices of oil and gas;
- economic and competitive conditions;
- inflation rates;
- legislative and regulatory changes;
- financial market conditions;
- political and economic uncertainties of foreign governments; and
- future business decisions.

Some of these factors are discussed under "Risk Factors" beginning on page S-10 of this prospectus supplement.

     In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     In considering whether to purchase the depositary shares, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Cautionary Statement Regarding Forward-Looking Statements" on page S-9 of this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

  RISK FACTORS RELATING TO THE DEPOSITARY SHARES AND THE CONVERSION PREFERRED
                                     STOCK

YOU ASSUME THE RISK THAT THE MARKET VALUE OF APACHE COMMON STOCK MAY DECLINE.

     The Current Market Value of Apache common stock on May   , 2002 may be less
than the last reported sale price of Apache common stock on the New York Stock
Exchange on the date of this prospectus supplement, which is $          and
called the Initial Price. If that Current Market Value is less than the Initial Price, then holders of depositary shares will receive shares of Apache common
stock on May   , 2002 with a market value that is less than the Initial Price.
Any decline in the market value of Apache common stock may be substantial.

THE OPPORTUNITY FOR EQUITY APPRECIATION PROVIDED BY AN INVESTMENT IN THE DEPOSITARY SHARES IS LESS THAN THAT PROVIDED BY A DIRECT INVESTMENT IN APACHE COMMON STOCK.

     The number of shares of Apache common stock that will be issued upon
conversion of the conversion preferred stock may decline by up to   % if the
Current Market Value increases. Therefore, the opportunity for equity appreciation provided by an investment in the depositary shares is less than that provided by a direct investment in Apache common stock. Assuming the Current Market Value accurately reflects fair market value, the Current Market
Value on May   , 2002 must exceed the Threshold Price of $     per depositary
share, based on the Threshold Price of $     per share of conversion preferred
stock, before a holder of depositary shares will realize any equity appreciation.

THE TRADING PRICES FOR THE DEPOSITARY SHARES WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR APACHE COMMON STOCK.

     To the extent there is a secondary market for the depositary shares, we believe that the trading prices of the depositary shares will be directly affected by the trading prices of Apache common stock. We cannot predict how Apache common stock will trade. Trading prices of Apache common stock will be influenced by our consolidated operating results and financial condition and by economic, financial and other factors and market conditions that can affect the capital markets generally. These include the level of, and fluctuations in, the trading prices of stocks generally and sales of substantial amounts of Apache common stock in the market at the same time as or subsequent to the offering of the depositary shares, or the perception that these sales may occur. Concurrently, we are also offering 10,000,000 shares of Apache common stock in a separate public offering. This offering and the common stock offering are not conditioned on each other. We have also agreed to issue 1,000,000 shares of Apache common stock in connection with our pending Shell acquisition. Those shares could be resold after 90 days from the signing of the purchase agreement on April 29, 1999, or earlier depending upon future circumstances.

THE SECONDARY MARKET FOR THE DEPOSITARY SHARES MAY BE ILLIQUID.

     Since the depositary shares are a new issue of securities, they currently have no secondary market. We have applied to list the depositary shares on the New York Stock Exchange. Also, the underwriter has advised us that it intends to facilitate secondary market trading by making a market in the depositary shares. However, the underwriter is not obligated to make a market in the depositary shares and may discontinue market making at any time. We cannot predict how the depositary shares will trade in the secondary market.

                        RISK FACTORS RELATING TO APACHE

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL AND GAS PRICES WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     A substantial or extended decline in oil and gas prices would have a material adverse effect on our financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile. This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving our oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

OUR ABILITY TO SELL OUR OIL AND GAS PRODUCTION COULD BE MATERIALLY HARMED IF WE FAIL TO OBTAIN ADEQUATE SERVICES SUCH AS TRANSPORTATION AND PROCESSING.

     The sale of our oil and gas production depends on a number of factors beyond our control, including the availability and capacity of transportation and processing facilities. Our failure to obtain such services on acceptable terms could materially harm our business.

WE HAVE RECORDED WRITE-DOWNS BECAUSE OF FULL COST ACCOUNTING RULES AND MAY BE REQUIRED TO DO SO AGAIN IN THE FUTURE.

     Under the full cost accounting rules of the Securities and Exchange Commission, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis. Under these rules, capitalized costs of proved oil and gas properties -- net of accumulated depreciation, depletion and amortization, and deferred income taxes -- may not exceed the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects.

     These rules generally require pricing future oil and gas production at the unescalated oil and gas prices in effect at the end of each fiscal quarter. They also require a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time. We recorded a $243.2 million pre-tax -- $158.1 million after-tax -- non-cash write-down of the carrying value of our U.S. proved oil and gas properties as of December 31, 1998, due to these ceiling test limitations.

     If oil and gas prices again fall to the prices we realized at the end of 1998, it is likely that additional write-downs will occur in 1999. Write-downs required by these rules do not impact cash flow from operating activities.

THE OIL AND GAS RESERVES DATA WE REPORT ARE ONLY ESTIMATES AND MAY PROVE TO BE INACCURATE.

     There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves of any category and in projecting future rates of production and timing of development expenditures, which underlie the reserve estimates, including many factors beyond our control. Reserve data represent only estimates. In addition, the estimates of future net cash flows from our proved reserves and their present value are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in the actual quantity of our reserves and future net cash flows from them being materially different from the estimates. In addition, our estimated reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as reserves are produced. Future oil and gas production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves.

THE PENDING SHELL TRANSACTION MIGHT NOT BE CONSUMMATED AS EXPECTED.

     Under the purchase agreement, there are only two remaining conditions to the obligations of the parties to complete the pending Shell transaction:

- U.S. regulatory approval under the Hart-Scott-Rodino Act; and

- completion of mutually agreeable schedules, exhibits and arrangements with Shell for shared use of two offshore production platforms located in one of the acquired fields.

We expect that these conditions will be satisfied and the transaction will be completed in May 1999. However, we cannot be sure that the transaction will be completed as expected until it is actually consummated.

     Other owners of working interests in the Shell properties have preferential rights to purchase portions of the interests we expect to acquire from Shell. Although we do not expect that all of these preferential rights will be exercised, properties valued at approximately 35% of the total purchase price are subject to the rights. To the extent that these rights are exercised, the properties we acquire and the cash portion of the purchase price we pay will both be reduced.

WE INCUR SUBSTANTIAL COSTS TO COMPLY WITH GOVERNMENT REGULATIONS, ESPECIALLY REGULATIONS RELATING TO ENVIRONMENTAL PROTECTION, AND COULD INCUR EVEN GREATER COSTS IN THE FUTURE.

     Our exploration, production and marketing operations are regulated extensively at the federal, state and local levels, as well as by other countries in which we do business. We have made and will continue to make large expenditures in our efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs.

     Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect our operations and limit the quantity of hydrocarbons we may produce and sell. In addition, at the U.S. federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

     As an owner or lessee and operator of oil and gas properties, we are subject to various federal, state, local and foreign regulations relating to discharge of materials into, and protection of, the environment. These regulations may, among other things, impose liability on us for the cost of pollution clean-up resulting from operations, subject us to liability for pollution damages, and require suspension or cessation of operations in affected areas. Changes in or additions to regulations regarding the protection of the environment could hurt our business.

OUR BUSINESS COULD BE HARMED BY COMPETITION WITH OTHER COMPANIES.

     The oil and gas industry is highly competitive. Our business could be harmed by competition with other companies. Because oil and gas are fungible commodities, our principal form of competition is price competition. We strive to maintain the lowest finding and production costs possible to maximize profits. In addition, as an independent oil and gas company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which we may seek new entry.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Exploration for and production of oil and natural gas can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. We maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. However, our insurance does not protect us against all operational risks.

OUR HEDGING ACTIVITIES MAY PREVENT US FROM BENEFITING FROM PRICE INCREASES AND MAY EXPOSE US TO OTHER RISKS.

     To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, we are subject to risks associated with differences in prices at different locations, particularly where transportation constraints restrict our ability to deliver oil and gas volumes to the delivery point to which the hedging transaction is indexed.

WHEN WE ACQUIRE OIL AND GAS PROPERTIES, OUR FAILURE TO FULLY IDENTIFY POTENTIAL PROBLEMS, TO PROPERLY ESTIMATE RESERVES OR PRODUCTION RATES OR COSTS, OR TO EFFECTIVELY INTEGRATE THE ACQUIRED OPERATIONS COULD SERIOUSLY HARM US.

     We from time to time acquire oil and gas properties. When we do so, our failure to fully identify potential problems, to properly estimate reserves or production rates or costs, or to effectively integrate the acquired operations could seriously harm us. Although we perform reviews of acquired properties that we believe are consistent with industry practices, we do not review in depth every individual property involved in each acquisition. Ordinarily we focus on higher-value properties and sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

     Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties. Actual results may vary substantially from those assumed in the estimates. In addition, acquisitions may have adverse effects on our operating results, particularly during the periods in which the operations of acquired businesses are being integrated into our ongoing operations.

OUR NON-U.S. OPERATIONS, ESPECIALLY IN DEVELOPING COUNTRIES, ARE SUBJECT TO INCREASED RISKS AND UNCERTAINTIES.

     Our non-U.S. oil and natural gas exploration, development and production activities are subject to:

- political and economic uncertainties, including, among others, changes, sometimes frequent or marked, in governmental energy policies or the personnel administering them;

- expropriation of property;

- cancellation or modification of contract rights;

- foreign exchange restrictions;

- currency fluctuations;

- risks of loss due to civil strife, acts of war, guerrilla activities and insurrection;

- royalty and tax increases; and

- other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted.

These risks may be higher in the developing countries in which we conduct these activities. Consequently, our non-U.S. exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of the courts in the United States, which could adversely affect the outcome of the dispute.

A DECLINE IN THE CONDITION OF OUR CAPITAL MARKETS OR A SUBSTANTIAL RISE IN INTEREST RATES COULD HARM US.

     If the condition of the capital markets utilized by us to finance our operations materially declines, we might not be able to finance our operations on terms we consider acceptable. In addition, a substantial rise in interest rates would decrease our net cash flows.

ADVERSE CHANGES IN THE EXCHANGE RATES WITH SOME FOREIGN CURRENCIES, ESPECIALLY A DECREASE IN VALUE IN THE AUSTRALIAN OR CANADIAN DOLLARS RELATIVE TO THE U.S. DOLLAR, COULD HARM US.

     Our cash flow stream relating to certain international operations is based on the U.S. dollar equivalent of cash flows measured in foreign currencies. Australian gas production is sold under fixed-price Australian dollar contracts and over half the costs incurred are paid in Australian dollars. Revenue and disbursement transactions denominated in Australian dollars are converted to U.S. dollar equivalents based on the exchange rate on the transaction date. Reported cash flow relating to Canadian operations is based on cash flows measured in Canadian dollars converted to the U.S. dollar equivalent based on the average of the Canadian and U.S. dollar exchange rates for the period reported. Substantially all of our international transactions, outside of Canada and Australia, are denominated in U.S. dollars.

     Our Canadian and Australian subsidiaries have net financial obligations that are denominated in a currency other than the functional reporting currency of the subsidiaries. A decrease in value of 10% in the Australian and Canadian dollars relative to the U.S. dollar from the March 31, 1999 exchange rates would result in a foreign currency loss of approximately $1.6 million, based on March 31, 1999 amounts.

OUR COMPUTER SYSTEMS AND THOSE OF THIRD PARTIES MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY CAUSE SYSTEM FAILURES AND DISRUPTIONS IN OPERATIONS.

     The inability of some computer programs and embedded computer chips to distinguish between the year 1900 and the year 2000 poses a serious threat of business disruption to any organization that utilizes computer technology and computer chip technology in their business systems or equipment. We have formed a Year 2000 Task Force with representation from major business units to inventory and assess the risk associated with hardware, software, telecommunications systems, office equipment, embedded chip controls and systems, process control systems, facility control systems and dependencies on external trading partners.

     We presently believe that, with conversions to new software and completion of efforts planned by the Year 2000 Task Force, the risk associated with year 2000 will be significantly reduced. However, we are unable to assure that the consequences of year 2000 failures of systems maintained by us or by third parties will not materially adversely impact our results of operations, liquidity or financial condition.

                                USE OF PROCEEDS

     We expect the net proceeds from this offering of depositary shares to be
approximately $     million, after deducting discounts to the underwriter and
estimated expenses of the offering that we will pay. We will add the net proceeds to working capital and use them for general corporate purposes. In particular, we expect to use the net proceeds from this offering and the concurrent common stock offering, together with funds available under money market lines of credit and commercial paper facilities, to fund the cash portion of the purchase price in the pending Shell acquisition.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1999:

- our actual capitalization;

- our as-adjusted capitalization showing the effects of our receipt of the estimated net proceeds from the sale of the depositary shares we are selling in this offering; and

- our pro forma as-adjusted capitalization showing the effects of

     - our receipt of the estimated net proceeds from the sale of the depositary shares we are selling in this offering;

     - our receipt of the estimated net proceeds from the issuance of the shares of common stock we are selling in the separate, concurrent common stock offering; and

     - our issuance of the 1 million shares of common stock and payment of an assumed $715 million to complete the pending Shell transaction.

     The as-adjusted capitalization and the pro forma as-adjusted capitalization assume that the underwriter does not exercise the options granted by Apache to purchase additional shares in connection with the offerings.

                                                                MARCH 31, 1999
                                                    --------------------------------------
                                                                                PRO FORMA
                                                      ACTUAL     AS ADJUSTED   AS ADJUSTED
                                                    ----------   -----------   -----------
                                                                (IN THOUSANDS)
TOTAL DEBT:
  Apache:
     7.95% notes due 2026.........................  $  178,549   $  178,549    $  178,549
     7.625% debentures due 2096...................     149,175      149,175       149,175
     7.375% debentures due 2047...................     147,988      147,988       147,988
     9.25% notes due 2002.........................      99,851       99,851        99,851
     7.7% notes due 2026..........................      99,643       99,643        99,643
     7.0% notes due 2018..........................     148,256      148,256       148,256
     Money market lines of credit and commercial
       paper......................................     237,434
  Subsidiary and other obligations:
     Global credit facility -- Australia..........      62,000       62,000        62,000
     Global credit facility -- Canada.............       5,000        5,000         5,000
     Apache Finance 6.5% notes due 2007...........     168,840      168,840       168,840
     Apache Finance 7% notes due 2009.............      99,341       99,341        99,341
     Revolving credit facility -- Egypt...........     121,780      121,780       121,780
     DEKALB 9.875% notes due 2000.................      29,225       29,225        29,225
                                                    ----------   ----------    ----------
  Total debt......................................   1,547,082
SHAREHOLDERS' EQUITY:
     Series B preferred stock.....................      98,386
     Series C conversion preferred stock..........
     Common stock.................................     124,793
     Paid-in capital..............................   1,246,380
     Retained earnings............................     392,662      392,662       392,662
     Treasury stock...............................     (36,790)     (36,790)      (39,790)
     Accumulated other comprehensive income.......     (29,850)     (29,850)      (29,850)
                                                    ----------   ----------    ----------
  Total shareholders' equity......................   1,795,581
                                                    ----------   ----------    ----------
TOTAL CAPITALIZATION..............................  $3,342,663   $             $
                                                    ==========   ==========    ==========

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA". The table below provides information regarding Apache common stock for 1997 and 1998. Prices shown are from the New York Stock Exchange Composite Transactions Reporting System.

                                                    1997                       1998
                                          --------------------------  --------------------------
                                          PRICE RANGE                 PRICE RANGE
                                          ------------     DIVIDENDS   -------------   DIVIDENDS
                                          HIGH     LOW     PER SHARE   HIGH     LOW    PER SHARE
                                          ----    -----    ---------   ----    -----   ---------
First Quarter........................... $39 3/8  $31 1/4     $.07    $38 3/4  $31 3/16   $.07
Second Quarter..........................  35 5/8   30 1/8     $.07     38 1/8   30 3/8    $.07
Third Quarter...........................  42 7/8   32 1/16    $.07     32 3/8   22 1/2    $.07
Fourth Quarter..........................  45 1/16  32 11/16   $.07     29 5/16  21 3/8    $.07

     For the first quarter of 1999, the high closing price for our common stock was $28 1/4, the low closing price was $18 1/8, and we paid dividends per share of $.07. The closing price per share of Apache common stock, as reported on the New York Stock Exchange Composite Transactions Reporting System for April 27, 1999, was $26 7/8. At March 31, 1999, there were 97,820,667 shares of Apache common stock outstanding, held by approximately 10,000 shareholders of record and 45,000 beneficial owners.

                                DIVIDEND POLICY

     We have paid cash dividends on Apache common stock for 129 consecutive quarters through March 31, 1999. Since January 1983, we have paid an annual common stock dividend of $.28 per share. We expect to continue the payment of dividends at that level. However, future dividend payments will depend upon our level of earnings, financial requirements and other relevant factors.

     In December 1995, we declared a dividend of one preferred stock purchase right for each share of Apache common stock outstanding on January 31, 1996 or issued after that date. These rights are more fully described on pages 6 and 7 of the accompanying prospectus.

                   DESCRIPTION OF CONVERSION PREFERRED STOCK

     The description in this prospectus supplement of the terms of Apache's Automatically Convertible Equity Securities, Conversion Preferred Stock, Series C is only a summary. The terms of the conversion preferred stock are contained in a certificate of designation that amends our charter. A copy of this certificate of designation is incorporated by reference as an exhibit to the registration statement that relates to this prospectus supplement.

                                    GENERAL

     Our charter authorizes the issuance of 5,000,000 shares of preferred stock. The conversion preferred stock constitutes a series of this preferred stock. See "Description of Capital Stock" in the accompanying prospectus for a description of our capital stock.

     As described under "Description of Depositary Shares", each of the depositary shares represents beneficial ownership of 1/50th of a single share of conversion preferred stock and entitles the owner to that proportion of all the rights and preferences of that share.

     The conversion preferred stock is a single series consisting of 100,000 shares. The holders of conversion preferred stock will have no preemptive rights. The conversion preferred stock will be fully paid and non-assessable.

     The conversion preferred stock will rank prior to all common stock now outstanding or that we may issue in the future, and prior to Apache's Series A Junior Participating Preferred Stock, as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Apache.

     The conversion preferred stock will rank equal to Apache's 5.68% Cumulative Preferred Stock, Series B, as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Apache. The Series B preferred stock has a liquidation preference of $1,000 per share, plus accumulated dividends. There are currently 100,000 shares of Series B preferred stock outstanding.

     The terms of the conversion preferred stock restrict our ability to issue capital stock that ranks senior to the conversion preferred stock, as discussed below under "Voting Rights".

                                   DIVIDENDS

GENERAL

     Dividends on the conversion preferred stock will be payable quarterly, if declared, on the last business day of January, April, July and October of each
year (each a "Dividend Payment Date") at the annual rate of $     per share,
which is equivalent to $     per depositary share. The initial dividend on the
conversion preferred stock, for the dividend period commencing on May , 1999, to but excluding July 30, 1999, will be $ per share, which is equivalent to $ per depositary share, and will be payable, if declared, on July 30, 1999.

     The amount of dividends payable on each share of conversion preferred stock for each full quarterly period will be computed by dividing the annual dividend rate by four. The amount of dividends payable for any other period that is shorter or longer than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     A dividend period is the period ending on the day before a Dividend Payment Date and beginning on the preceding Dividend Payment Date or, if none, the date of issue. Dividends payable, if declared, on a Dividend Payment Date will be payable to holders of record as they appear on our stock books on the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls.

     We are only obligated to pay a dividend on the conversion preferred stock if our board of directors or an authorized committee of our board declares the dividend payable and we have assets that legally can be used to pay the dividend.

     Dividends on the conversion preferred stock will be cumulative. This means that, if our board of directors or an authorized committee of our board fails to declare a dividend, the dividend will accumulate until declared and paid.

     We are not obligated to pay holders of conversion preferred stock any interest or sum of money in lieu of interest on any dividend not paid on a Dividend Payment Date or any other late payment. We are also not obligated to pay holders of conversion preferred stock any dividend in excess of the full dividends on the conversion preferred stock that are payable as described above.

     If our board of directors or an authorized committee of our board does not declare a dividend on any Dividend Payment Date, the board of directors or an authorized committee may declare and pay the dividend on any other date, whether or not a Dividend Payment Date. The persons entitled to receive the dividend will be holders of the conversion preferred stock as they appear on our stock register on a date selected by the board of directors or an authorized committee. That date must be not less than ten and not more than 30 days prior to the payment date.

PAYMENT RESTRICTIONS

     If we do not pay a dividend on a Dividend Payment Date, then, until all accrued and unpaid dividends are paid and the full quarterly dividend on the conversion preferred stock for the current and all prior dividend periods is declared and set apart for payment:

- We may not take any of the following actions with respect to any capital stock of Apache that ranks junior to the conversion preferred stock as to payment of dividends or the distribution of assets upon winding up, including Apache common stock and the Series A preferred stock:

     - declare or pay any dividend or make any distribution of assets on the junior capital stock, other than dividends or distributions of capital stock of Apache that ranks junior to the conversion preferred stock as to payment of dividends or the distribution of assets upon winding up; or

     - redeem, purchase or otherwise acquire the junior capital stock, except upon conversion or exchange for capital stock of Apache that ranks junior to the conversion preferred stock as to payment of dividends or the distribution of assets upon winding up.

- We may not declare dividends or make any distributions on any capital stock of Apache that ranks equally with the conversion preferred stock as to payment of dividends or the distribution of assets upon winding up, including the Series B preferred stock unless:

     - the dividends or distributions are of capital stock of Apache that ranks junior to the conversion preferred stock as to payment of dividends or the distribution of assets upon winding up; or

     - all dividends and other distributions on the conversion preferred stock and the equally-ranking capital stock are declared and set apart for payment or made pro rata such that the dividends or distributions on the conversion preferred stock and the equally-ranking capital stock will bear the same ratio that accrued and unpaid dividends per share on the conversion preferred stock and the equally-ranking capital stock bear to each other.

- We may not redeem, purchase or otherwise acquire other capital stock of Apache that ranks equally with the conversion preferred stock as to payment of dividends or the distribution of assets upon winding up, including the Series B preferred stock, except for conversion or exchange for capital stock of Apache that ranks junior to the conversion preferred stock as to payment of dividends or the distribution of assets upon winding up.

                       AUTOMATIC CONVERSION OF CONVERSION
                                PREFERRED STOCK

     On May   , 2002, unless previously converted at the option of the holder, each of the outstanding shares of conversion preferred stock will automatically convert into a number of shares of Apache common stock equal to 50 times the Exchange Rate. The Exchange Rate, subject to adjustment as described below, is equal to:

- if the Current Market Price of Apache common stock is greater than or equal to
  $     per share (the "Threshold Price"),           of a share of Apache common
  stock per depositary share;

- if the Current Market Price is less than the Threshold Price but greater than the Initial Price, a fractional share of Apache common stock per depositary share having a value, determined at the Current Market Price, equal to the Initial Price; and

- if the Current Market Price is less than or equal to the Initial Price, one share of Apache common stock per depositary share.

     The "Initial Price" is $     per share of Apache common stock.

     The "Current Market Price" means the average Closing Price per share of our common stock on the 20 Trading Days immediately prior to, but not including, May
  , 2002.

     The "Closing Price" of a share of Apache common stock on any date of determination means:

- the closing per share sale price or, if no closing sale price is reported, the last reported per share sale price of Apache common stock on the New York Stock Exchange on that date; or

- if Apache common stock is not listed for trading on the New York Stock Exchange on that date, on the principal U.S. securities exchange on which Apache common stock is listed for trading; or

- if Apache common stock is not listed for trading on a U.S. national or regional securities exchange on that date, as reported by The Nasdaq Stock Market; or

- if none of the foregoing is available on that date, the last quoted per share bid price for Apache common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization; or

- if none of the foregoing is available on that date, the market value of a share of Apache common stock on that date as determined by a nationally recognized independent investment banking firm retained for this purpose by Apache.

     "Trading Day" means a day on which Apache common stock:

- is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and

- has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of Apache common stock.

     Because the price of Apache common stock is subject to market fluctuations, the value of Apache common stock received by a holder of the conversion preferred stock upon automatic conversion of the conversion preferred stock on
May   , 2002 may be more or less than the Current Market Price used to compute the Exchange Rate.

                         CONVERSION AT OPTION OF HOLDER

     The holders of the conversion preferred stock and the related depositary shares have the right to convert them, in whole or in part, at any time prior to
May   , 2002, into shares of Apache common stock at the rate (the "Optional
Conversion Rate") of   shares of Apache common stock for each share of
conversion preferred stock --           of a share of common stock per
depositary share -- subject to adjustment as described below. The Optional Conversion Rate is equivalent to a conversion price equal to the Threshold Price.

     Holders of conversion preferred stock at the close of business on a record date for any payment of dividends will be entitled to receive the dividend then payable on that conversion preferred stock on the corresponding Dividend Payment Date even though the optional conversion of that conversion preferred stock is between the record date and that Dividend Payment Date. However, if you surrender conversion preferred stock for conversion after the close of business on a record date for any payment of dividends and before the opening of business on the next succeeding Dividend Payment Date, you must include with the conversion preferred stock payment of an amount equal to the dividend on conversion preferred stock which is to be paid on that Dividend Payment Date.

     Except as described above, upon any optional conversion of conversion preferred stock, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on that conversion preferred stock, or for dividends or distributions on the shares of Apache common stock issued upon conversion.

                      ENHANCED DIVIDEND YIELD; LESS EQUITY
                                  APPRECIATION

     We will pay holders of conversion preferred stock or the depositary shares representing conversion preferred stock dividends at a higher annual rate than the current annual rate of dividends paid on

Apache common stock. The opportunity for equity appreciation afforded by an investment in the conversion preferred stock and in the related depositary shares, however, is less than that afforded by an investment in Apache common stock.

     Holders of conversion preferred stock or the related depositary shares will
realize no equity appreciation if, on May   , 2002, the Current Market Price of
Apache common stock is below the Threshold Price, and less than all of that appreciation if, at that time, the Current Market Price of Apache common stock is above the Threshold Price. Holders of conversion preferred stock or the related depositary shares will realize the entire decline in equity value if, at that time, the Current Market Price of Apache common stock is less than the Initial Price.

                             CONVERSION ADJUSTMENTS

     The Exchange Rate and the Optional Conversion Rate are subject to adjustment if we:

- pay a stock dividend or make a distribution on Apache common stock in shares of Apache common stock;

- subdivide or split Apache common stock;

- combine our common stock into a smaller number of shares;

- issue any shares of common stock by reclassification of any shares of our common stock;

- issue certain rights or warrants to all holders of Apache common stock;

- pay a dividend or distribute to all holders of Apache common stock evidences of its indebtedness, securities, cash or other assets, including capital stock of Apache but excluding any cash dividends or distributions and dividends and distributions referred to in the first and second points above;

- make distributions consisting exclusively of cash to all holders of Apache common stock in the aggregate amount that, when combined with (1) other all-cash distributions made within the preceding 12 months and (2) the cash and fair market value, as of the date of expiration of the tender or exchange offer referred to below, of the consideration paid in respect of any tender or exchange offer by Apache or a subsidiary for Apache common stock concluded within the preceding 12 months, exceeds 12.5% of our aggregate market capitalization -- being the product of the current market price of Apache common stock multiplied by the number of shares of Apache common stock then outstanding -- on the date fixed for the determination of stockholders entitled to receive those distributions; or

- complete successfully a tender or exchange offer made by Apache or any subsidiary for Apache common stock that involves an aggregate consideration that, when combined with (1) any cash and the fair market value of other consideration payable in respect of any other tender or exchange offer by Apache or a subsidiary for Apache common stock concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions to all holders of Apache common stock made within the preceding 12 months, exceeds 12.5% of our aggregate market capitalization on the date of expiration of that tender or exchange offer.

     In addition, we may make upward adjustments in the Exchange Rate and the Optional Conversion Rate if we, in our discretion, determine it to be advisable. Consequently, any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities, or distribution of securities convertible into or exchangeable for stock -- or any transaction that could be treated as any of the foregoing transactions pursuant to Section 305 of the Internal Revenue Code of 1986 -- hereafter made by us to our stockholders will not be taxable. All adjustments to the Exchange Rate and the Optional Conversion Rate will be calculated to the nearest 1/10,000th of a share of Apache common stock.

     No adjustment in the Exchange Rate or the Optional Conversion Rate will be required unless that adjustment would require an increase or decrease of at least 1% in the Exchange Rate. However, any adjustments which, by reason of the foregoing, are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments will be made successively.

     Whenever the Exchange Rate and the Optional Conversion Rate are adjusted as provided in the preceding paragraph, we will:

- notify each transfer agent for the conversion preferred stock of the adjustment;

- make a prompt public announcement of the adjustment; and

- mail a notice of the adjustment to holders of the conversion preferred stock.

     At least 10 days prior to taking any action that could result in an adjustment in the Exchange Rate and the Optional Conversion Rate, we will notify each holder of conversion preferred stock about the proposed action.

                             ADJUSTMENT FOR CERTAIN
                           CONSOLIDATIONS OR MERGERS

     In case of any consolidation or merger to which we are a party -- other than a merger or consolidation in which we are the continuing corporation and in which Apache common stock outstanding immediately prior to the merger or consolidation remains unchanged -- or in case of any sale or transfer to another corporation of the property of Apache as an entirety or substantially as an entirety, or in case of any statutory exchange of securities with another corporation other than in connection with a merger or acquisition, each share of conversion preferred stock will, after consummation of that transaction, be subject to:

- conversion at the option of the holder into the kind and amount of securities, cash, or other property receivable upon consummation of that transaction by a holder of the number of shares of Apache common stock into which that share of conversion preferred stock might have been converted immediately prior to consummation of that transaction; and

- conversion on May   , 2002 into the kind and amount of securities, cash, or
  other property receivable upon consummation of that transaction by a holder of the number of shares of Apache common stock into which that conversion
  preferred stock would have been converted if the conversion on May   , 2002
  had occurred immediately prior to the date of consummation of that transaction,

assuming in each case that the holder of Apache common stock fails to exercise rights of election, if any, as to the kind or amount of securities, cash, or other property receivable upon consummation of that transaction.

     If the kind or amount of securities, cash or other property receivable upon consummation of the transaction is not the same for each non-electing share, then we will treat the kind and amount of securities, cash or other property receivable upon consummation of the transaction for each non-electing share as the kind and amount so receivable per share by a plurality of the non-electing shares.

     The kind and amount of securities into which the conversion preferred stock will be convertible after consummation of the transaction will be subject to adjustment as described above under the caption "Conversion Adjustments" following the date of consummation of the transaction. We may not become a party to any like transaction unless the terms are consistent with the foregoing.

                               FRACTIONAL SHARES

     No fractional shares of Apache common stock will be issued upon conversion of the conversion preferred stock. In lieu of any fractional share otherwise issuable in respect of the aggregate number of shares of conversion preferred stock of any holder which are converted upon mandatory conversion or any optional conversion, that holder will be entitled to receive an amount in cash equal to the same fraction of:

- in the case of automatic conversion, the Current Market Price; or

- in the case of an optional conversion by a holder, the Closing Price of Apache common stock determined as of the second Trading Day immediately preceding the effective date of conversion.

                              COMMON STOCK RIGHTS

     Reference is made to the "Description of Capital Stock -- Stockholder Rights Plan" in the accompanying prospectus for a description of Apache common stock purchase rights that will accompany the common stock delivered upon conversion of the conversion preferred stock.

                               LIQUIDATION RIGHTS

     In the event of the voluntary or involuntary liquidation, dissolution or winding up of Apache, the holders of shares of conversion preferred stock will be entitled to receive out of the assets of Apache available for distribution to stockholders -- before any distribution of assets is made on Apache common stock or any other class or series of stock of Apache ranking junior to the conversion preferred stock and equally with the conversion preferred stock, including the Series B preferred stock -- a liquidating distribution in the amount of $
per share, which is equivalent to $     per depositary share, plus an amount
equal to the sum of all accrued and unpaid dividends, whether or not earned or declared, for the then-current dividend period and all prior dividend periods.

     For the purpose of the last paragraph, none of the following will constitute a voluntary or involuntary liquidation, dissolution or winding up of
Apache:

- the sale of all or substantially all of the property or business of Apache;

- the merger or consolidation of Apache into or with any other corporation; or

- the merger or consolidation of any other corporation into or with Apache.

     After the payment to the holders of conversion preferred stock of the full preferential amounts provided above, the holders of conversion preferred stock will have no right or claim to any of the remaining assets of Apache.

     In the event the assets of Apache available for distribution to the holders of conversion preferred stock upon any liquidation, dissolution or winding up of Apache, whether voluntary or involuntary, are insufficient to pay in full all amounts to which the holders are entitled as provided above, no such distribution will be made on account of any other stock ranking equally with the conversion preferred stock as to the distribution of assets upon that liquidation, dissolution or winding up unless a pro rata distribution is made on the conversion preferred stock and that other stock of Apache, with the amount allocable to each series of that stock determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and distributions to the shares of each series being made on a pro rata basis.

                                 VOTING RIGHTS

     The holders of the shares of conversion preferred stock are not entitled to any voting rights, except as required by applicable state law and as described below.

     If the equivalent of six quarterly dividends payable on the conversion preferred stock or any other class or series of preferred stock ranking equally with the conversion preferred stock as to the payment of dividends, including the Series B preferred stock, have not been paid, we have resolved to increase the number of directors of Apache by two, without duplication of any increase made pursuant to the terms of any other series of preferred stock of Apache. The holders of conversion preferred stock -- voting as a single class with the holders of shares of any other class of preferred stock ranking equally with the conversion preferred stock either as to dividends or distributions of assets and upon which like voting rights have been conferred and are exercisable -- will be entitled to elect two directors at any meeting of stockholders of Apache at which directors are to be elected during the period their dividends remain in arrears. This voting right will continue until we have paid, or declared and set apart for payment, full cumulative dividends for all past periods on all of that preferred stock, including the Series B preferred stock and the conversion preferred stock.

     We will not, without the approval of the holders of at least 80% of the shares of conversion preferred stock then outstanding amend any of the provisions of our charter so as to affect adversely the powers, preferences, privileges or rights of the holders of conversion preferred stock.

     We will not, without the approval of the holders, voting together as a single class, of 80% of all the shares of conversion preferred stock then outstanding and all shares of any other series of the preferred stock of Apache ranking equally with the conversion preferred stock as to dividends or upon dissolution:

- issue, authorize or increase the authorized amount of, or issue or authorize any security convertible into, any stock of any class ranking prior to the conversion preferred stock as to dividends or upon dissolution; or

- reclassify any authorized Apache stock into any stock of any class, or any security convertible into such stock, ranking prior to the conversion preferred stock,

provided that no such vote will be required for Apache to take any of these actions to issue, authorize or increase the authorized amount of, or issue or authorize any security convertible into, any stock ranking equally with or junior to the conversion preferred stock.

     We will not, without the approval of the holders of at least a majority of the shares of conversion preferred stock then outstanding, become a party to any merger, conversion, consolidation or compulsory share exchange unless the terms of that transaction do not provide for a change in the terms of the conversion preferred stock and the conversion preferred stock ranks equally with or prior to any stock of the surviving corporation as to dividends or upon dissolution, other than prior-ranking Apache stock previously authorized with the consent of holders of the conversion preferred stock.

                                 MISCELLANEOUS

     We will at all times reserve and keep available out of our authorized and unissued common stock, solely for issuance upon the conversion of conversion preferred stock, that number of shares of common stock as shall from time to time be issuable upon the conversion of all the conversion preferred stock then outstanding. Conversion preferred stock converted into Apache common stock or otherwise reacquired by Apache shall resume the status of authorized and unissued shares of Apache preferred stock, undesignated as to series, and shall be available for subsequent issuance.

                     TRANSFER AGENT, REGISTRAR AND DIVIDEND
                                DISBURSING AGENT

     Norwest Bank Minnesota, National Association will act as transfer agent, registrar, and paying agent for the payment of dividends for the conversion preferred stock.

                        DESCRIPTION OF DEPOSITARY SHARES

     Each depositary share represents 1/50th of a share of conversion preferred
stock deposited under the Deposit Agreement dated as of May   , among us,
Norwest Bank Minnesota, National Association, as Depositary, and all holders from time to time of depositary receipts issued under the Depositary Agreement.

     Subject to the terms of the Deposit Agreement, each owner of a depositary share is entitled, proportionately, to all the rights, preferences and privileges of the share of conversion preferred stock they represent, including dividend, conversion, voting, and liquidation rights, and is subject to all of the limitations of the fractional share of conversion preferred stock it represents, which are summarized above under "Description of Conversion Preferred Stock" or in the accompanying prospectus under "Description of Capital Stock". The depositary shares are evidenced by depositary receipts.

     The description in this prospectus supplement of the Deposit Agreement, the depositary shares and the Depositary is only a summary. The terms of the depositary shares and the depositary receipts are detailed in the Deposit Agreement, which contains the form of the depositary receipts. A copy of the Deposit Agreement is incorporated by reference as an exhibit to the registration statement that relates to this prospectus supplement.

     Copies of the forms of Deposit Agreement and depositary receipt may be obtained from Apache or the Depositary at the principal office of the Depositary at 161 North Concord Exchange, P.O. Box 738, South St. Paul, Minnesota 55075, upon written request during regular business hours.

                      ISSUANCE OF DEPOSITARY RECEIPTS AND
                    WITHDRAWAL OF CONVERSION PREFERRED STOCK

     Immediately following our issuance of the conversion preferred stock, we will deposit the conversion preferred stock with the Depositary, which will then issue and deliver the depositary receipts to us. We will, in turn, deliver the depositary receipts to the underwriter. Depositary receipts will be issued evidencing only whole depositary shares.

     The depositary shares will be registered under a book-entry-only system maintained by The Depository Trust Company, New York, New York. The book-entry only system will evidence interests in the depositary shares in book-entry-only form. When you purchase depositary shares, you will not receive a certificate representing your interests in the depositary shares. Instead, your ownership interest will be reflected in the records of the direct or indirect participant in DTC whom you elect, which may be the broker or dealer that sold the depositary shares to you.

     For more information about DTC's facilities and the book-entry-only system it maintains, see "Book-Entry Securities" in the accompanying prospectus.

     Upon surrender of depositary receipts at the Corporate Office (as defined in the Deposit Agreement) of the Depositary or any other office as the Depositary may designate, Apache is entitled to delivery at the Corporate Office of certificates evidencing the number of shares of conversion preferred stock, but only in whole shares, and any money and other property represented by those depositary receipts. If the depositary receipts we deliver evidence a number of depositary shares in excess of the number of whole shares of conversion preferred stock to be withdrawn, the Depositary will deliver to us at the same time a new depositary receipt evidencing that excess number of depositary shares. We do not expect that there will be any public trading market for the shares of conversion preferred stock except those represented by the depositary shares.

                             CONVERSION PROVISIONS

     AUTOMATIC CONVERSION. As described above under "Description of Conversion Preferred Stock -- Automatic Conversion of Conversion Preferred Stock", the conversion preferred stock is subject to automatic conversion into shares of
Apache common stock on May   , 2002. The depositary shares are subject to
automatic conversion upon the same terms and conditions as the conversion preferred stock held by the Depositary, except that the number of shares of Apache common stock that the Depositary will deliver upon automatic conversion of each depositary share will be equal to the number of shares of Apache common stock it receives upon automatic conversion of each share of conversion preferred stock divided by 50.

     CONVERSION AT OPTION OF HOLDER. As described above under "Description of Conversion Preferred Stock -- Conversion at Option of Holder", the conversion preferred stock may be converted, in whole or in part, into shares of Apache common stock at the option of the holders of conversion preferred stock at any
time prior to May   , 2002. The depositary shares may, at the option of their
holders, be converted into shares of Apache common stock upon the same terms and conditions as the conversion preferred stock, except that the number of shares of Apache common stock that the Depositary will deliver upon conversion of each depositary share will be equal to the number of shares of Apache common stock it receives upon conversion of each share of conversion preferred stock divided by 50.

     To effect an optional conversion, a holder of depositary shares must deliver depositary receipts evidencing the depositary shares to be converted, together with a written notice of conversion and a proper assignment of the depositary receipts to Apache, to any transfer agent for the depositary shares, or in blank and, if applicable, payment of an amount equal to the dividend payable on those depositary shares, to the Depositary or its agent. Each optional conversion of depositary shares will be effective immediately prior to the close of business on the date on which the holder satisfies the requirements described above. The conversion will be at the Optional Conversion Rate in effect at that time and on that date, adjusted to reflect the fact that 50 depositary shares are the equivalent of one share of conversion preferred stock.

     FRACTIONAL SHARES. No fractional shares of Apache common stock will be issued to any holder of depositary shares upon the conversion of depositary shares. If any conversion would result in a fractional share of Apache common stock being issued, we will pay the holder an amount in cash equal to the value of the fractional interest.

                       DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions it receives in respect of the conversion preferred stock to the record holders of depositary shares in proportion, insofar as possible, to the number of depositary shares owned by the record holders, subject to obligations of the record holders to file proofs, certificates and other information and to pay certain charges and expenses to the Depositary.

     In the event of a distribution other than cash in respect of the conversion preferred stock, the Depositary will distribute property it receives to the record holders of depositary shares in proportion, insofar as possible, to the number of depositary shares owned by the record holder, subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Depositary. However, if the Depositary determines that it is not feasible to make that distribution, the Depositary may, with our approval, sell that property and distribute the net proceeds from that sale to the record holders.

                                  RECORD DATE

     Whenever:

- any cash dividend or other cash distribution becomes payable, any distribution other than cash shall be made or any rights, preferences or privileges are offered with respect to the conversion preferred stock; or

- the Depositary receives notice of any meeting at which holders of conversion preferred stock are entitled to vote or of which holders of conversion preferred stock are entitled to notice,

the Depositary will in each instance fix a record date, which will be the same date as the record date for the conversion preferred stock, for the determination of the holders of depositary receipts:

- who are entitled to receive that dividend, distribution, rights, preferences, or privileges, or the net proceeds of the sale thereof; and

- who are entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting.

                      VOTING OF CONVERSION PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of conversion preferred stock are entitled to vote, the Depositary will mail the information contained in that notice of meeting to the record holders of depositary shares. Each record holder of depositary shares on the record date, which will be the same date as the record date for the conversion preferred stock, will be entitled to instruct the Depositary as to the exercise of voting rights pertaining to the number of shares of conversion preferred stock or fraction thereof, represented by that holder's depositary shares.

     The Depositary will endeavor, insofar as practicable, to vote the number of shares of conversion preferred stock or fractions thereof represented by those depositary shares in accordance with the instructions it receives, and we have agreed to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting the shares of conversion preferred stock if it does not receive specific written instructions from the holders of depositary shares representing those shares.

     Each depositary share will entitle the holder to instruct the Depositary to cast 1/50th of the vote of a share of conversion preferred stock on each matter on which holders of the conversion preferred stock are entitled to vote.

  RESIGNATION AND REMOVAL OF DEPOSITARY; TERMINATION OF THE DEPOSIT AGREEMENT

     The Depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the Depositary. Any such resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of that appointment. We will appoint a successor Depositary within 60 days after delivery of the notice of resignation or removal.

     The Deposit Agreement may be terminated by us or by the Depositary if:

- there has been a final distribution in respect of the conversion preferred stock in connection with any liquidation, dissolution or winding up of Apache and that distribution has been distributed to the holders of depositary receipts; or

- each share of conversion preferred stock has been converted into shares of Apache common stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the conversion preferred stock. The following summary is based upon current provisions of the Internal Revenue Code of 1986, Treasury regulations and judicial or administrative authority, all of which are subject to change, which change may be retroactive. The summary is limited to the U.S. federal income tax consequences to investors who are citizens or residents of the United States or that are U.S. corporations. State, local and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors, including tax-exempt organizations, insurance companies, banks or dealers in securities. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to taxpayers who will hold the depositary shares and any Apache common stock received in exchange therefor as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof will not adversely affect the tax consequences summarized herein or that there will not be differences of opinion as to the interpretation of applicable law.

     Each potential investor should consult with its own tax adviser as to the federal, state, local, foreign and any other tax consequences of the purchase, ownership, and disposition of the conversion preferred stock.

                               DEPOSITARY SHARES

     The owners of the depositary shares will be treated for federal income tax purposes as if they were the owners of the underlying securities. Accordingly, the tax treatment for the owners of the depositary shares will be the same as the tax treatment for the owners of securities described below. In addition, no gain or loss will be recognized upon the withdrawal of conversion preferred stock in exchange for depositary shares pursuant to the Deposit Agreement, an owner's tax basis in the withdrawn conversion preferred stock will be the same as the tax basis in the surrendered depositary shares, and the owner's holding period of the withdrawn securities will include the period during which the owner held the surrendered depositary shares.

                                   DIVIDENDS

     Dividends paid on conversion preferred stock will be taxable as ordinary income to the extent of Apache's current or accumulated earnings and profits. Corporate holders of the conversion preferred stock should consider the 46-day holding period required by Section 246(c) of the Internal Revenue Code for the 70% dividends received deduction, the rules in Section 246A of the Internal Revenue Code that reduce the 70% dividends received deduction for dividends on certain debt-financed stock, and the rules in Section 1059 of the Internal Revenue Code that reduce the basis of stock in respect of certain extraordinary dividends. Under a special rule in Section 1059(f), any dividend with respect to "disqualified preferred stock" is treated as an extraordinary dividend. "Disqualified preferred stock" is defined to include stock that has a dividend rate that declines in the future. While the issue is not free from doubt due to the lack of authority directly on point, the conversion preferred stock should not constitute "disqualified preferred stock".

                                  DISPOSITIONS

     A holder will generally recognize capital gain or loss on a sale or exchange of the conversion preferred stock or Apache common stock equal to the difference between the amount realized upon the sale or exchange and the holder's tax basis in the stock sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the holder has held the securities for more than one year.

                          CONVERSION INTO COMMON STOCK

     As a general rule, no gain or loss will be recognized by a holder on the conversion of conversion preferred stock into shares of Apache common stock. Gain may be recognized upon the receipt by a holder of cash in lieu of a fractional share of Apache common stock.

     The tax basis of the shares of Apache common stock received upon conversion will generally be equal to the tax basis of the conversion preferred stock converted, adjusted to reflect any income or gain recognized on the conversion. The holding period of the Apache common stock received will include the holding period of the conversion preferred stock converted.

                               CONVERSION PREMIUM

     Under some circumstances, Section 305 of the Internal Revenue Code requires that any excess of the redemption price of preferred stock over its issue price is includable in income, prior to receipt, as a constructive dividend. While the issue is not free from doubt due to a lack of authority directly on point, a holder of conversion preferred stock should not be required to include any conversion premium in income as a redemption premium under Section 305 of the Internal Revenue Code in respect of the conversion into Apache common stock.

                         ADJUSTMENT OF CONVERSION RATE

     Holders of conversion preferred stock might be treated as receiving a constructive distribution from Apache if:

- a conversion rate is adjusted and as a result of the adjustment the proportionate interest of holders of conversion preferred stock in the assets or earnings and profits of Apache is increased; and

- the adjustment is not made pursuant to a bona fide, reasonable antidilution formula. An adjustment in a conversion rate would not be considered made pursuant to a reasonable antidilution formula if the adjustment were made to compensate for certain taxable distributions with respect to Apache common stock.

     Thus, under some circumstances, an increase in a conversion rate would be likely to be taxable to holders of conversion preferred stock as a dividend to the extent of our current or accumulated earnings and profits. Holders of conversion preferred stock would be required to include their allocable share of that constructive dividend in gross income but would not receive any cash related to it.

                               FOREIGN INVESTORS

     Generally, dividends paid to a nonresident alien individual or foreign corporation who does not hold the conversion preferred stock or Apache common stock in connection with a U.S. trade or business will be subject to a 30% U.S. withholding tax. The withholding tax may be reduced if a tax treaty is in effect between the United States and the foreign investor's country. A nonresident alien individual or foreign corporation generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or redemption of the conversion preferred stock or Apache common stock, unless:

- the gain is effectively connected with a U.S. trade or business of the holder; or

- in the case of a nonresident alien individual who holds stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met.

Foreign investors are urged to consult their own tax advisors regarding the purchase, ownership and disposition of the conversion preferred stock.

                               BACKUP WITHHOLDING

     Each holder -- other than an exempt holder such as a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account, or a nonresident alien who provides certification as to status as a nonresident -- will be required to provide, under penalties of perjury, a certification setting forth the holder's name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a nonexempt holder fail to provide the required certification, we will be required to withhold 31% of the amount otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder's federal income tax liability. Holders should consult their tax advisers regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                             VALIDITY OF SECURITIES

     The validity of the depositary shares,
the conversion preferred stock and the Apache common stock issuable upon conversion thereof will be passed upon for Apache by its Vice President and General Counsel, Z. S. Kobiashvili, and for Goldman, Sachs & Co. by Brown & Wood LLP, New York, New York. As of the date of this prospectus supplement, Mr. Kobiashvili owns 2,073 shares of Common Stock through Apache's 401(k) savings plan, holds employee stock options to purchase 45,700 shares of Apache common stock, of which options to purchase 21,200 shares are currently exercisable, and holds a conditional grant under Apache's 1996 Share Price Appreciation Plan relating to 18,900 shares of Apache common stock, none of which is vested.

     Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas, our outside legal counsel, and Mr. Kobiashvili will issue opinions about some legal matters in connection with the offering. Brown & Wood LLP will issue an opinion about some legal matters in connection with the offering for Goldman, Sachs & Co.

                                    EXPERTS

     The audited consolidated financial statements of Apache Corporation incorporated by reference into this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The information incorporated by reference into this prospectus supplement regarding the total proved reserves of Apache was prepared by Apache and reviewed by Ryder Scott Company Petroleum Engineers, as stated in their letter reports, and is incorporated by reference in reliance upon the authority of said firm as experts in such matters. The information incorporated by reference into this prospectus supplement regarding the total estimated proved reserves acquired from Texaco Exploration and Production Inc. was prepared by Apache and reviewed by Ryder Scott, as stated in their letter reports, and is incorporated by reference in reliance upon the authority of that firm as experts in these matters. The information incorporated by reference into this prospectus supplement regarding the total proved reserves of DEKALB was prepared by DEKALB and for the four years ended December 31, 1994 was reviewed by Ryder Scott, as stated in their letter reports with respect thereto, and is incorporated by reference in reliance upon the authority of that firm as experts in these matters.

     A portion of the information incorporated by reference in this prospectus supplement regarding the total proved reserves of Aquila Energy Resources Corporation acquired by Apache was prepared by Netherland, Sewell & Associates, Inc. as of December 31, 1994, as stated in their letter report, and is incorporated by reference in reliance upon the authority of that firm as experts in those matters. Netherland, Sewell did not review any of the reserves of Aquila acquired during 1995.

                                  UNDERWRITING

     Apache and Goldman, Sachs & Co. ("Goldman Sachs") have entered into an underwriting agreement with respect to the depositary shares being offered. Subject to certain conditions, Goldman Sachs has agreed to purchase the depositary shares.

     If Goldman Sachs sells more depositary shares than the total number being offered, Goldman Sachs has an option to buy up to an additional 750,000 depositary shares from Apache to cover those sales. Goldman Sachs may exercise that option for 30 days.

     The following table shows the per depositary share and total underwriting discounts and commissions to be paid to Goldman Sachs by Apache. These amounts are shown assuming both no exercise and full exercise of Goldman Sachs' option to purchase 750,000 additional depositary shares.

                             PAID BY APACHE
                       ---------------------------
                       NO EXERCISE   FULL EXERCISE
                       -----------   -------------
Per Depositary
  Share..............    $              $
Total................    $              $

     Depositary shares sold by Goldman Sachs to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any depositary shares sold by Goldman Sachs to securities dealers
may be sold at a discount of up to $     per depositary share from the initial
price to public. Any of those securities dealers may resell any depositary shares purchased from Goldman Sachs to certain other brokers or dealers at a
discount of up to $     per depositary share from the initial price to public.
If all the depositary shares are not sold at the initial price to public, Goldman Sachs may change the offering price and the other selling terms.

     Apache and the directors and executive officers of Apache have agreed with Goldman Sachs not to offer, sell, contract to sell or otherwise dispose of or hedge any of its common stock, preferred stock, depositary shares or securities convertible into or exchangeable for shares of Apache common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except the common stock that is the subject of a concurrent public offering and with the prior written consent of Goldman Sachs. This agreement does not apply to any existing employee benefit plans or to Apache's dividend reinvestment plan.

     In connection with the offering, Goldman Sachs may purchase and sell the depositary shares or common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of depositary shares than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the depositary shares or Apache common stock while the offering is in progress.

     The depositary shares will be a new issue of securities with no established trading market. Apache intends to list the depositary shares on the New York Stock Exchange. Goldman Sachs has advised Apache that it intends to make a market in the depositary shares, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the depositary shares.

     These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of the depositary shares or Apache common stock. As a result, the price of the depositary shares or Apache common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     Apache estimates that its total expenses of the offering of depositary shares, excluding underwriting discounts and commissions, will be approximately
$       .

     Apache has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman Sachs in the past has performed investment banking and other financial services for Apache and has received compensation for these services. Goldman Sachs or its affiliates may in the future provide investment banking and other financial services to Apache or its affiliates for which it will receive compensation.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and accompanying prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
           Prospectus Supplement
Oil and Gas Terms.....................   S-2
Prospectus Summary....................   S-3
Risk Factors..........................  S-10
Use of Proceeds.......................  S-15
Capitalization........................  S-16
Price Range of Common Stock...........  S-17
Dividend Policy.......................  S-17
Description of Conversion Preferred
  Stock...............................  S-17
Description of Depositary Shares......  S-24
Certain Federal Income Tax
  Considerations......................  S-28
Validity of Securities................  S-30
Experts...............................  S-30
Underwriting..........................   U-1

                 Prospectus
About This Prospectus.................     1
Where You Can Find More Information...     1
Apache Corporation....................     2
Ratios of Earnings to Fixed Charges
  and Ratios of Earnings to Combined
  Fixed Charges and Preferred Stock
  Dividends...........................     2
Use of Proceeds.......................     3
The Securities We May Offer...........     3
Description of Capital Stock..........     4
Description of Depositary Shares......     9
Description of Debt Securities........    12
Book-Entry Securities.................    24
Plan of Distribution..................    26
Legal Matters.........................    27
Experts...............................    27

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                5,000,000 Shares

                           [APACHE CORPORATION LOGO]

                           $       Depositary Shares
                        Each depositary share represents
                       1/50th of a share of Automatically
                   Convertible Equity Securities, Conversion
                           Preferred Stock, Series C
                             ----------------------
                             PROSPECTUS SUPPLEMENT
                             ----------------------

                              GOLDMAN, SACHS & CO.

------------------------------------------------------
------------------------------------------------------

News Release--DRAFT


             APACHE TO ACQUIRE GULF OF MEXICO PROPERTIES FROM SHELL
                 FOR $715 MILLION PLUS 1 MILLION APACHE SHARES

         Houston, April 29, 1999--Apache Corporation (NYSE: APA) announced today that it has signed a definitive agreement to acquire strategic oil and gas assets on the Outer Continental Shelf of the Gulf of Mexico from Shell Exploration & Production Company in a negotiated transaction. The properties have proved reserves of 127.3 million barrels of oil equivalent, based on Apache estimates. The purchase price is $715 million in cash plus 1 million shares of Apache common stock.

         The properties to be acquired include 22 fields, 18 of which will be operated by Apache. In February, the properties recorded average net production of 24,900 barrels of oil and 125 million cubic feet of gas per day. The fields' production and reserve mix is 54 percent oil and 46 percent natural gas. The properties are in water depths of less than 700 feet.

         The acquisition also includes 16 undeveloped blocks and access to 3-D seismic data covering more than 1,000 blocks throughout the Gulf.

         Apache President and Chief Operating Officer G. Steven Farris said, "The transaction is expected to add significantly to earnings per share and cash flow per share. In addition, while service costs are appropriate, we intend to accelerate production and reduce costs to add shareholder value through a program of recompletions, workovers and drilling."

         "These properties play to Apache's strength of adding value through operational enhancements," Farris said.

         The transaction is expected to close within 30 days. The acquisition will be effective retroactively to March 1, 1999. The purchase price will be adjusted for production and costs between March 1 and closing.

         "This transaction will be financed through a combination of debt and equity with an objective of maintaining Apache's balance sheet," said Roger Plank, Apache's Chief Financial Officer. "In addition, we have agreed in principle to sell more than $100 million of existing Apache properties, which we will continue to operate for a management fee and a reversionary interest in the upside."

         Apache Chairman and Chief Executive Raymond Plank said, "This is the largest to date of a series of transforming events as we build Apache to last. Ultimate shareholder reward is predicated upon the value we seek to add, the continuing environment of volatile oil and gas prices, and the success of our strategy to fund discovery of oil and gas in our growing international core areas.

         "The working relationships developed between Shell and Apache employees during evaluation and negotiations have been outstanding. We would like to thank Shell for their effort and cooperation in enabling this transaction," he said.

         "We have enjoyed working with representatives of Apache, and are very pleased to have reached mutually acceptable terms on this negotiation," commented Walter van de Vejver, Shell Exploration & Production Company's president and chief executive officer.

         Goldman, Sachs & Co. is advising Apache on the transaction and expects to underwrite the equity that Apache plans to offer. The equity may only be offered by means of a prospectus, copies of which may be obtained from Goldman Sachs.

         Apache Corporation is an oil and gas independent with operations in North America, Egypt, Western Australia, Poland, the People's Republic of China and Cote d'Ivoire. Its common stock is traded on the New York and Chicago stock exchanges.

         This news release contains certain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995 including, without limitation, expectations, beliefs, plans and objectives regarding Apache's earnings, cash flow, production, reserves, capitalization and property sales. Any matters that are not historical facts are forward-looking and, accordingly, involve estimates, assumptions and uncertainties. There is no assurance that Apache's expectations will be realized, and actual results may differ materially from those expressed in the forward- looking statements.

                                     -end-

CONTACTS:

(MEDIA):       BILL MINTZ       (713/296-7276)
               TONY LENTINI     (713/296-6227)
(INVESTOR):    ROBERT DYE       (713/296-6662)

(WEB SITE):    www.apachecorp.com

                                           FOR RELEASE AT 7:30 A.M. CENTRAL TIME

             APACHE REPORTS FIRST QUARTER LOSS OF 4 CENTS PER SHARE

       Houston (April 29, 1999) - Apache Corporation (NYSE: APA) today reported a first quarter loss of $3.6 million, or 4 cents per share as a result of low oil and gas prices. Apache reported net income of $17.4 million, or 18 cents per share, in the prior-year period.

       "The rebound in oil prices arrived too late to bolster first quarter results," said G. Steven Farris, president and chief operating officer. "Oil prices have improved considerably since March."

       Apache realized $11.43 per barrel of oil during the first quarter, down from $14.07 per barrel in the prior-year period. The company realized $1.69 per thousand cubic feet (Mcf) of gas, compared with $1.98 per Mcf in the year-earlier period.

       Cash from operations in the first quarter totaled $84.4 million, compared with $122.3 million in the year-earlier period.

       Oil production averaged 71,356 barrels per day, down from 78,091 barrels per day in the prior-year period, and gas production dropped to 572 million cubic feet (MMcf) per day, from 611 MMcf per day.

       Apache Corporation is an oil and gas independent with operations in North America, Egypt, Western Australia, Poland, People's Republic of China and Cote d'Ivoire. Its common stock is traded on the New York and Chicago stock exchanges.

                                     -end-

                               APACHE CORPORATION
                             FINANCIAL INFORMATION
                    (In thousands, except per share data)

                                                               For the Quarter
                                                               Ended March 31,
                                                            ----------------------
                                                              1999         1998
                                                            ---------    ---------
FINANCIAL DATA:

Revenues ................................................   $ 187,715    $ 245,941
                                                            =========    =========
Income (Loss) Attributable to Common Stock ..............   $  (3,588)   $  17,356
                                                            =========    =========
Basic Net Income (Loss) Per Common Share ................   $    (.04)   $     .18
                                                            =========    =========
Diluted Net Income (Loss) Per Common Share ..............   $    (.04)   $     .18
                                                            =========    =========
Weighted Average Common Shares ..........................      97,788       97,581
                                                            =========    =========

PRODUCTION AND PRICING DATA:

NATURAL GAS VOLUME - Mcf per day
   United States ........................................     397,685      467,123
   Canada ...............................................     109,099       96,520
   Australia ............................................      60,062       46,973
   Egypt ................................................       3,445          450
   Ivory Coast ..........................................       1,214           --
                                                            ----------------------
     Total ..............................................     571,505      611,066
                                                            ======================
AVERAGE NATURAL GAS PRICE PER MCF
   United States ........................................        1.79         2.18
   Canada ...............................................        1.43         1.24
   Australia ............................................        1.48         1.60
   Egypt ................................................        1.93         1.78
   Ivory Coast ..........................................        1.77           --
     Total ..............................................        1.69         1.98

OIL VOLUME - Barrels per day
   United States ........................................      32,202       39,634
   Canada ...............................................       2,180        2,075
   Australia ............................................      10,255        7,130
   Egypt ................................................      26,707       29,252
   Ivory Coast ..........................................          12           --
                                                            ----------------------
     Total ..............................................      71,356       78,091
                                                            ======================
AVERAGE OIL PRICE PER BARREL
   United States ........................................       11.16        14.33
   Canada ...............................................       10.90        15.75
   Australia ............................................       11.75        14.06
   Egypt ................................................       11.66        13.60
   Ivory Coast ..........................................       14.00           --
     Total ..............................................       11.43        14.07

NGL VOLUME - Barrels per day
   United States ........................................       2,390        1,910
   Canada ...............................................         632          604
                                                            ----------------------
     Total ..............................................       3,022        2,514
                                                            ======================
NGL PRICE PER BARREL
   United States ........................................        7.42         9.14
   Canada ...............................................        5.36         7.26
     Total ..............................................        6.99         8.68